24,606,281

SHARES OF
COMMON STOCK

This prospectus relates to the offer of up to 24,606,281 shares of the common stock of MultiCell Technologies, Inc. ("the Company"), $0.01 par value per share, by the 47 selling stockholders identified on page 30 of this prospectus. Of these shares:

•	6,431,073 are currently issued and outstanding:
•

a maximum of 8,000,000 are issuable upon conversion of outstanding shares of our Series I Convertible Preferred Stock, which are convertible pursuant to a formula set forth in our Certificate of Incorporation, as amended, which provides that the conversion price shall not be less than $0.25 nor more than $1.00 per share:

•	up to 1,000,000 are issuable upon exercise of warrants we issued in connection our issuance of the Series I Convertible Preferred Stock:
•	up to 3,708,546 are issuable upon exercise of outstanding warrants, at exercise prices ranging from $0.30 to $0.60 per share:
•	up to 3,600,000 are issuable upon exercise of outstanding warrants, at an exercise price of $1.00 per share: and
•	up to 100,000 are issuable upon exercise of outstanding warrants, at an exercise price of $1.27 per share.
•	up to 166,662 are issuable upon exercise of outstanding warrants, at an exercise price of $1.40 per share.
•	up to 1,600,000 are issuable upon exercise of outstanding warrants, at an exercise price of $1.50 per share.

All of the common shares, preferred shares and warrants were previously issued in private placement transactions. Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over The Counter Bulletin Board Market under the symbol "MCET.OB". On September 21, 2005, the last reported sale price of our common stock on the Over The Counter Bulletin Board Market was $0.86 per share.

The Company will receive all of the proceeds from the exercise of the warrants but will not receive any proceeds from the sale of the shares of common stock by the selling security holders. (See "Plan of Distribution")

INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October 10, 2005

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You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

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SUMMARY INFORMATION

The following summary is qualified in its entirety by the more detailed information, financial statements and other data appearing elsewhere in this Prospectus. At various places in this Prospectus, we may make reference to the "company" or "us" or "we." When we use those terms, unless the context otherwise requires, we mean MultiCell Technologies, Inc. and its subsidiaries.

About MultiCell Technologies, Inc.

MultiCell Technologies, Inc., (MultiCell) was incorporated in Delaware on April 28, 1970 as "Exten Ventures, Inc". It operates two subsidiaries, MCT Rhode Island Corp. ("MCT") and Xenogenics Corporation ("Xenogenics"). As used herein, the "Company" refers to MultiCell, together with MCT and Xenogenics. Effective April 1, 2004, we changed our name from Exten Industries, Inc. to MultiCell Technologies, Inc. Our principal offices are at 701 George Washington Highway, Lincoln, RI 02865, (401) 333-0610.

Our goal is to be a global leader in producing immortalized human liver cells (hepatocytes). Our intellectual property portfolio positions us as a leader in the creation of highly functional, immortalized, non-tumorigenic human hepatocyte cell lines. We believe our proprietary human cell lines are ideal for developing highly predictive, high throughput drug discovery assays and enable innovative clinical approaches for treating a variety of liver-related diseases. We believe we are unique due to our understanding of the function, engineering and culturing of liver cells.

We believe we are differentiated by: 1) our understanding of the function and manipulation of the liver cell and 2) our understanding of stem cells, cell therapy and cell transplantation. Our intellectual property portfolio positions us for use of non-tumorgenic immortalized mammalian hepatocytes for treating liver disease. We have established a worldwide reputation as a source of licensed immortalized liver cell lines. The Company is developing cell-related technologies and products to treat a variety of liver diseases and has identified four clinically relevant applications for its cell-based products:

•	Drug Discovery - High throughput screening assays for drug discovery, lead optimization, and pharmacogenomic studies
•	Stem cells and cell transplantation to treat metabolic liver deficiencies
•	Cellular component of liver assist devices used to treat patients suffering from acute and chronic liver failure
•	Production of natural therapeutic plasma proteins.

About the Offering

We are registering the resale of our common stock by the selling stockholders. The selling stockholders and the specific number of shares that they each may resell through this prospectus are listed on page 33. The shares offered for resale by this prospectus include the following:

•	6,431,073 are currently issued and outstanding:
•

a maximum of 8,000,000 are issuable upon conversion of outstanding shares of our Series I Convertible Preferred Stock, which are convertible pursuant to a formula set forth in our Certificate of Incorporation, as amended, which provides that the conversion price shall not be less than $0.05 nor more than $1.00 per share:

•	up to 1,000,000 are issuable upon exercise of warrants we issued in connection our issuance of the Series I Convertible Preferred Stock:
•	up to 3,708,546 are issuable upon exercise of outstanding warrants, at exercise prices ranging from $0.30 to $0.60 per share:
•	up to 3,600,000 are issuable upon exercise of outstanding warrants, at an exercise price of $1.00 per share: and
•	up to 100,000 are issuable upon exercise of outstanding warrants, at an exercise price of $1.27 per share.
•	up to 166,662 are issuable upon exercise of outstanding warrants, at an exercise price of $1.40 per share.
•	up to 1,600,000 are issuable upon exercise of outstanding warrants, at an exercise price of $1.50 per share.

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Information on Outstanding Shares

The number of shares of our common stock outstanding before and after this offering is set forth below:

•	Common stock outstanding before this offering:	32,506,393 shares
•	Common stock outstanding after this offering:	50,681,601 shares

The number set forth above for the shares of common stock outstanding before this offering is the number of shares of our common stock outstanding on September 1, 2005. The numbers set forth above do not include 2,900,600 and 550,904 shares of our common stock that, as of the date of this prospectus, are issuable upon the exercise of outstanding stock options and conversion of convertible loans, respectively. The options are exercisable at prices ranging from $.30 to $3.05 per share, with a weighted average exercise price of $1.30 per share. The convertible loans are convertible at $1.00 per share plus accrued interest.

Use of Proceeds

We will not realize any of the proceeds from the sale of the shares offered by the selling stockholders. See "Use of Proceeds". We will use any proceeds we receive from exercise of warrants, for general corporate purposes.

RISK FACTORS

The shares of our common stock being offered for sale are highly speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase these shares. Before purchasing any of these shares, you should carefully consider the following factors relating to our business and prospects. You should also understand that this prospectus contains "forward-looking statements." These statements appear throughout this prospectus and include statements as to our intent, belief or current expectations or projections with respect to our future operations, performance or position. Such forward-looking statements are not guarantees of future events and involve risks and uncertainties. Actual events and results, including the results of our operations, could differ materially from those anticipated by such forward-looking statements as a result of various factors, including those set forth below and elsewhere in this prospectus.

We have a history of losses and may never become profitable.

Since we commenced operations on April 28, 1970, we have incurred a substantial accumulated deficit. As of May 31, 2005, our accumulated deficit was $22,488,085. Our losses have primarily resulted from significant costs associated with the research and development relating to our cell line and other operating costs. We expect that we will continue to incur net losses until we are able to generate sufficient operating revenues to support expenditures. However, we may never generate positive cash flow or sufficient revenue to fund our operations and we may never attain profitability.

If we do not obtain adequate financing to fund our future research and development and operations, we may not be able to successfully implement our business plan.

We have in the past increased, and plan to increase further, our operating expenses in order to fund higher levels of product development, undertake and complete the regulatory approval process, and increase our administrative resources in anticipation of future growth. We plan to increase our administrative resources to support the hiring of additional employees that will enable us to expand our research and product development capacity. We intend to finance our operations with revenues from royalties generated from our license agreement with XenoTech, by selling capital stock to investors, through new strategic alliances, and by acquiring or merging with companies that generate revenues and positive cash flows and use such cash flows and continuing to use our common stock to pay for consulting and professional services.

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We also anticipate the need for additional financing in the future in order to fund continued research and development and to respond to competitive pressures. We anticipate that our future cash requirements may be fulfilled by potential direct product sales, the sale of additional equity securities, debt financing and/or the sale or licensing of our technologies. We cannot guarantee, however, that enough future funds will be generated from operations or from the aforementioned or other potential sources. Although we raised gross proceeds of $4 million in February 2005, in a private placement, we do not have any binding commitment with regard to future financing. If adequate funds are not available or are not available on acceptable terms, we may be unable to fund expansion, develop new or enhance existing products and services or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition.

If we finance our operations by acquiring other companies using our common stock, the issuance of such shares could adversely affect our stock price and dilute your ownership percentage.

If we acquire profitable, revenue generating companies as a means of financing our operations, we will likely need to issue a substantial number of shares of our common stock to do so, which would dilute the percentage ownership of our other shareholders and may adversely affect the price of our stock.

If our ownership interest in Xenogenics continues to decline, the value of your investment in our company could be adversely affected.

During the past several years, our ownership interest in Xenogenics has decreased from 100% in 1997 to the current 56.4%. The decrease in our ownership percentage is due to our having sold equity in Xenogenics in an effort to raise capital to fund Xenogenics' continuing research and development and operations. As part of the prior offering of Xenogenics' equity, there remains outstanding 211,566 options to purchase common stock of Xenogenics, which, assuming the exercise of all options, would reduce our ownership percentage in Xenogenics to 53.4%.

Although we do not have any future plans to sell any additional equity in Xenogenics, circumstances may arise in which the sale of equity in Xenogenics is the only way we can raise the capital necessary to keep Xenogenics operational. The sale of additional equity in Xenogenics could adversely affect the value of your investment in our common stock.

We have not yet begun the regulatory approval process for our products with the Food and Drug Administration (the "FDA").

The use of immortalized hepatocytes for drug discovery purposes does not require FDA approval. However, some of our products will be subject to regulation in the United States by the FDA and by comparable regulatory authorities in foreign jurisdictions. The Sybiol synthetic bio-liver device will be classified as a "biologic" regulated under the Public Health Service Act and the Food, Drug and Cosmetic Act. The use of human immortalized liver cells for this application will also be regulated by the FDA. Development of a therapeutic product for human use is a multi-step process. First, animal and in vitro testing must establish the potential safety and efficacy of the experimental product for a given disease. Once the product is found to be reasonably safe and potentially efficacious in animals, suggesting that human testing would be appropriate, an Investigational New Drug ("IND") application is submitted to the FDA. FDA approval, which may in some circumstances involve substantial delays, is necessary before commencing clinical investigations in humans. Clinical investigations can take many years. We have not yet begun the regulatory approval process for our Sybiol® biosynthetic liver device with the FDA. We may, when adequate funding and resources are available, begin the approval process. If we are able to validate the device design, then we currently plan to find a partner to take the project forward. Before human studies may begin, the cells provided for the system will be subjected to the same scrutiny as the Sybiol device. We will need to demonstrate sufficient process controls to meet strict standards for a complex medical system. This means the cell production facility will need to meet the same Good Manufacturing Practice ("GMP") standards as those pertaining to a pharmaceutical company.

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If we do not obtain governmental approvals for some of our products, we will be unable to market them.

Under FDA rules, we are required to obtain scientific data to support any health claims regarding human use that we make concerning our products. We will not be able to commercialize our products until we complete clinical testing, have acceptable clinical trial results and receive regulatory approval from the FDA and foreign regulatory authorities, as appropriate. The FDA and other regulatory authorities require that the safety and efficacy of a biologic product be supported by results from adequate and well-controlled clinical trials before approval for commercial sale with respect to use for humans. If the results of the clinical trials of our products do not demonstrate that they are safe and effective, we will not be able to submit to the FDA relevant applications for pre-market approval. Further, the results of pre-clinical testing and initial clinical trials do not necessarily predict how safe and effective a product will be when it is evaluated in large-scale advanced clinical trials. It is possible that unacceptable side effects may be discovered at any time. A number of companies have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials. Even if we believe the clinical trials that we conduct demonstrate the safety and efficacy of a product, the FDA and other regulatory authorities may not accept our assessment of the results. The process of obtaining regulatory clearances or approvals is costly, uncertain and time-consuming.

We may experience difficulties in the introduction of some of our products that could result in our having to incur significant unexpected expenses or delay the launch of such products.

We cannot predict the duration or success of any pre-clinical and clinical trials that we undertake. The rate of completion of the clinical trials for our products will depend on many factors, including obtaining adequate clinical supplies and the rate of patient recruitment. Patient recruitment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, and the eligibility criteria for patients who may enroll in the trial. We may experience increased costs, program delays, or both, if there are delays in patient enrollment in the clinical trials.

Because we are significantly smaller than many other medical technology companies, we may be at a competitive disadvantage if such companies introduce products that are similar to ours.

Most of the other medical companies that could be potential competitors have greater capital resources, more significant research and development programs and facilities, and greater experience in the production, marketing and distribution of medical products than we do. There are a number of companies attempting to develop a liver assist device system, as well as related cells. Our ability to compete effectively could be adversely affected if one of the more established companies that can devote significant resources to the development, sale and marketing of its products, develops a product that achieves commercial success.

If we do not successfully manage future growth, our ability to complete production of our products according to our current schedule may be adversely affected.

If we are unable to manage our anticipated future growth effectively with its resulting increases in operating, administrative, financial, accounting and personnel systems, our ability to complete production of our products on schedule could be adversely affected.

Our highly volatile stock price and trading volume may adversely affect the liquidity of our common stock.

The market price of our common stock, as well as the market prices of securities of companies in the biotechnology sector generally, have been highly volatile and are likely to continue to be highly volatile. For example, the market price of our common stock traded as high as $5.80 per share in November 2003 up from $0.30 six weeks earlier, and increased 150% in one day on the announcement of MultiCell's subsidiary, Xenogenics receiving notice from the US Patent and trade office that its Sybiol® device patent would be issued. While the reasons for the volatility of the market price of our common stock and its trading volume are sometimes unknown, in general the market price of our common stock may be significantly impacted by many factors, including, but not limited to:

•	Announcements of technological innovations or new commercial products by us or our competitors;
•	Publicity regarding actual or potential clinical trial results relating to products under development by us or our competitors;
•	Our financial results or that of our competitors;
•	Announcements of licensing agreements, joint ventures, strategic alliances, and any other transaction that involves the sale or use of our technologies or competitive technologies;
•	Developments and/or disputes concerning our patent or proprietary rights;
•	Regulatory developments and product safety concerns;
•	General stock trends in the biotechnology and pharmaceutical industry sectors;
•	Economic trends and other external factors, including but not limited to, interest rate fluctuations, economic recession, inflation, foreign market trends, national crisis, and disasters; and
•	Health care reimbursement reform and cost-containment measures implemented by government agencies.

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These and other external factors have caused and may continue to cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. The volatility of our common stock could cause you to lose a substantial portion of your investment if you purchased your shares at the higher end of the volatility.

Our common stock is subject to penny stock regulation, which may affect its liquidity.

Our common stock is subject to regulations of the Securities and Exchange Commission (the "Commission") relating to the market for penny stocks. Penny stock, as defined by the Penny Stock Reform Act, is any equity security not traded on a national securities exchange or quoted on the NASDAQ National Market or SmallCap Market that has a market price of less than $5.00 per share. The penny stock regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures, including the actual sale or purchase price and actual bid offer quotations, as well as the compensation to be received by the broker-dealer and certain associated persons. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit your ability to sell your securities in the secondary market.

The exercise of outstanding options and warrants, the conversion of outstanding Series I convertible preferred stock and debt and the issuance of additional options, warrants, preferred stock and convertible debt may adversely affect our stock price and your percentage ownership.

Our success depends significantly upon proprietary technology.

We rely on a combination of intellectual property laws, licensing agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights, all of which afford only limited protection. The Company has exclusive rights to use several patents and one patent pending for various cell lines and one prosthetic device. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to infringe aspects of our products or services or to obtain and use information that we regard as proprietary. We will monitor the situation and, if warranted, we are ready to file a complaint and take whatever action we deem necessary to protect our intellectual property rights.

FORWARD-LOOKING STATEMENTS

Except for historical information, the information contained in this prospectus and in our reports filed with the SEC are "forward looking" statements about our expected future business and financial performance. These statements involve known and unknown risks, including, among others, risks resulting from economic and market conditions, the regulatory environment in which we operate, pricing pressures, accurately forecasting operating and capital expenditures and clinical trial costs, competitive activities, uncertainties of litigation and other business conditions, and are subject to uncertainties and assumptions contained elsewhere in this prospectus. We base our forward-looking statements on information currently available to us, and, in accordance with the requirements of federal securities laws, we will disclose to you material developments affecting such statements. Our actual operating results and financial performance may prove to be very different from what we have predicted as of the date of this prospectus due to certain risks and uncertainties. The risks described above in the section entitled "Risk Factors" specifically address some of the factors that may affect our future operating results and financial performance

USE OF PROCEEDS

We will not receive proceeds from the resale of our common stock by the selling stockholder. We may receive proceeds from the exercise of the warrants held by the selling stockholders, although some warrants may be exercised on a cashless basis. We intend to use any of the proceeds received from the exercise of warrants held by the selling stockholders for working capital purposes. Pending the use of any such proceeds, we intend to invest these funds in short-term, interest bearing investment-grade securities.

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MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the OTC Bulletin Board under the symbol MCET.OB. Our stock is considered penny stock and is, therefore, subject to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990. Penny stock is defined as any equity security not traded on a national stock exchange or quoted on NASDAQ and that has a market price of less than $5.00 per share. Additional disclosure is required in connection with any trades involving a stock defined as a penny stock (subject to certain exceptions); including the delivery, prior to any such transaction, of a disclosure schedule explaining the penny stock market and the associated risks. Broker-dealers who recommend such low-priced securities to persons other than established customers and accredited investors satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

The table below gives the range of high and low bid prices of our common stock for the fiscal years ended November 30, 2004 and November 30, 2003 based on information provided by the OTC Bulletin Board. Such over-the-counter market quotations reflect inter-dealer prices, without mark-up, mark-down or commissions and may not necessarily represent actual transactions or a liquid trading market.

Fiscal Year Ended November 30, 2005
	High	Low
First quarter	$2.35	$.75
Second quarter	$1.55	$.80
Third quarter	$1.35	$.90
Fourth quarter (through September 21, 2005)	$1.01	$.81

Fiscal Year Ended November 30, 2004
	High	Low
First quarter	$3.70	$2.45
Second quarter	$2.80	$1.35
Third quarter	$1.65	$.95
Fourth quarter	$1.35	$.90

Fiscal Year Ended November 30, 2003
	High	Low
First quarter	$.45	$.25
Second quarter	$.40	$.25
Third quarter	$.60	$.45
Fourth quarter	$5.80	$.45

No cash dividends have been paid on our common stock for the 2003 and 2004 fiscal years, nor during the six month period ended May 31, 2005, and no change of this policy is under consideration by the Board of Directors.

The payment of cash dividends in the future will be determined by the Board of Directors in light of conditions then existing, including our Company's earnings, financial requirements, and opportunities for reinvesting earnings, business conditions, and other factors. There are otherwise no restrictions on the payment of dividends. The number of shareholders of record of our Company's Common Stock on June 21, 2005 was 1,256.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

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DESCRIPTION OF BUSINESS

About MultiCell Technologies, Inc.

MultiCell Technologies, Inc., (MultiCell) was incorporated in Delaware on April 28, 1970 as "Exten Ventures, Inc". It operates two subsidiaries, MCT Rhode Island Corp. ("MCT") and Xenogenics Corporation ("Xenogenics"). As used herein, the "Company" refers to MultiCell, together with MCT and Xenogenics. Effective April 1, 2004, we changed our name from Exten Industries, Inc. to MultiCell Technologies, Inc. Our principal offices are at 701 George Washington Highway, Lincoln, RI 02865, (401) 333-0610.

We are a global leader in producing immortalized human liver cells (hepatocytes). Our intellectual property portfolio positions us as a leader in the creation of highly functional, immortalized, non-tumorigenic human hepatocyte cell lines. Our proprietary human cell lines are ideal for developing highly predictive, high throughput drug discovery assays and enable innovative clinical approaches for treating a variety of liver-related diseases. We believe we are unique due to our understanding of the function, engineering and culturing of liver cells.

We believe we are differentiated by: 1) our understanding of the function and manipulation of the liver cell and 2) our understanding of stem cells, cell therapy and cell transplantation. Our intellectual property portfolio positions us for use of non-tumorgenic immortalized mammalian hepatocytes for treating liver disease. We have established a worldwide reputation as a source of licensed immortalized liver cell lines. The Company is developing cell-related technologies and products to treat a variety of liver diseases and has identified four clinically relevant applications for its cell-based products.

•	Drug Discovery - High throughput screening assays for drug discovery, lead optimization, and pharmacogenomic studies;
•	Stem cells and cell transplantation to treat metabolic liver deficiencies;
•	Cellular component of liver assist devices used to treat patients suffering from acute and chronic liver failure; and
•	Production of natural therapeutic plasma proteins.

Merger

An agreement of merger between Exten Industries, Inc. (parent) and MultiCell Technologies, Inc (subsidiary) was entered into on March 20, 2004. From and after the effective time, the separate existence of the subsidiary ceased and all its assets, property, rights and powers, as well as all debts due it, were transferred to and vested in the parent as the surviving corporation. The name by which the surviving corporation is known is MultiCell Technologies, Inc.

Hepatocytes

According to a Bain and Company study, it costs approximately $1.7 billion to discover, test and launch a new drug. In spite of this large investment of time, effort and money, drugs continue to be withdrawn from human clinical trials and the commercial market. Bain and Company estimate that failures or U.S. Federal Drug Administration ("FDA") rejections of new drug applications due to unanticipated toxicity and/or drug-drug interactions costs the pharmaceutical industry about $2 billion each year. According to the FDA, a ten percent improvement in predicting failures before clinical trials could save a pharmaceutical company $100 million in development costs per drug.

Most drugs that enter the body are metabolized by liver cells called hepatocytes. Unfortunately, the overall disposition of the drug may vary from patient to patient because of genetic and environmental factors. These factors affect drug metabolism and drug transport and may lead to unforeseen adverse drug reactions and/or altered metabolism and clearance of the drug itself.

There is an urgent need for highly predictive, high-throughput cell-based models to identify the impact of genetics on what the body does to the drug and what the drug does to the body. Although primary human hepatocytes are used to screen for potential toxicities and drug-drug interactions, their expense, limited supply, variable quality, and rapid loss of functions in culture may prohibit the routine use of these cells during the early stages of drug development.

MultiCell's immortalized human hepatocyte cell lines have demonstrated the ability to replace the continuous need for primary cells for many absorption, distribution, metabolism, excretion and toxicity (ADME/tox) applications. Expanded from our cell banks, our cell lines have significant cost and quality control advantages over primary cell sources. Our proprietary hepatic cell lines radically differ from other liver cell lines in that they are non-tumorigenic yet regenerate while maintaining liver function. A prolific cell without liver function is of little value. Our cell lines provide a consistent and functional resource for drug discovery and toxicology research, and can also be clinically utilized for cell-based therapies to supplement liver function and regeneration.

The Company is developing new cell lines to better model the impact of genetic differences on drug disposition. We envision that validated cell lines will be incorporated into medium-to-high throughput assays to economically and rapidly identify potential adverse drug reactions prior to expensive clinical studies.

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Liver Stem Cell and Other Stem Cell Programs

In December 2003, we acquired the exclusive worldwide rights to US Patent # 6,129,911, for Liver Stem Cells. This patent, which was filed by the Company's Senior Vice President and Chief Science Officer Dr. Ronald Faris, involved methods for the identification and extraction of stem cells from adult liver tissue. In April, 2005, the Company was granted U. S. Patent # 6872389 for the liver stem cell invention of Dr. Faris. This patent contains twenty- four claims to a method of obtaining a population of liver stem cell clusters from adult stem cells and is an important enhancement to the Company's adult stem cell portfolio.
Stem cells have two overall characteristics:
•	Cells developed from stem cells produce all the kinds of mature cells making up the particular organ or tissue; and
•	They are multi- or pluripotent and self renew that is, other cells developed from stem cells are themselves new stem cells.

Stem cells are known to or thought to exist for many systems of the human body, including the blood and immune system, cardiovascular, the central and peripheral nervous systems and the liver, pancreas endocrine, and the skin systems. These cells are responsible for organ regeneration during normal cell replacement or after trauma to a specific organ.

It is our goal to obtain broad patent protection on liver stem cell technology followed by diversification into other stem cell fields such as cardiovascular and pancreatic stem cell technologies. We continue to advance our internal research programs to characterize the liver stem and/or progenitor cells. Liver stem cells may be useful in the treatment of diseases such as hepatitis, liver failure, blood-clotting disorder, cirrhosis of the liver and liver cancer. Our adult stem cell (ASCs) technology has two distinct advantages over embryonic stem cells (ESCs): (1) it has a non-fetal origin and, therefore, is less or non-controversial, and (2) it has no animal protein contamination.

Liver Assist Device

Xenogenics, our majority-owned (56.4%) subsidiary, owns all of the rights to the Sybiol® synthetic bio-liver device, for which a United States patent (patent # 6,858,146) has been issued. The Sybiol "artificial liver" is intended to act as a substitute liver for a patient whose own liver is healing from injury or disease or for use as an artificial liver "bridge" for transplant patients awaiting a donor organ. The device may also be used to assist and improve the quality of life for patients with chronic liver disease or episodic liver trauma. The key to our device, or other devices attempting to gain approval, is the functionality of the cells. The Company plans to use its proprietary immortalized human hepatocytes in the Sybiol device. The Company will need to demonstrate sufficient process controls to meet strict standards for a complex medical system. This means the cell production facility will need to meet the same standards as those pertaining to a pharmaceutical company. The cells may be produced in our own facility, or by a manufacturing partner with the requisite skills and equipment that meets FDA requirements. Both the device and the cells will require FDA approval. In view of the Company's focus on improving its cell lines, the Company has not yet developed a plan to initiate clinical trials for the Sybiol device with the FDA.

Xenogenics has not generated any revenues. We currently estimate that we will need approximately $500,000 to $750,000 to validate the Sybiol through large animal testing.

Xenogenics is currently owned as follows:

MultiCell Technologies, Inc.	56.4%
Kestrel Equity Partners, Ltd.	21.7%
Jack Schaps	12.5%
W. Gerald Newmin	8.0%
Others	1.4%
Total	100.0%

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Biopharmaceutical Background

Our technology offers potentially significant competitive advantages in the development and commercialization of products. MultiCell's liver cell technology can be used to produce biopharmaceutical products that may demonstrate enhanced biological properties and prove to be potentially more efficacious and less toxic than products derived from other cell production systems. The technology may be well suited for the production of certain human viruses that cannot be produced efficiently at present using alternative technologies. From a production perspective, our technology offers the ability to manufacture biopharmaceutical products in large volumes, which may speed the production process and reduce manufacturing costs.

Biopharmaceutical products are therapeutic products produced by means of biological production systems. Bacteria and yeast were initially used to produce the first generation of human biopharmaceutical products. The first available human cell-based production systems employed human cells that spontaneously acquired the ability to divide for finite periods of time. These include the MRC-5 and WI-38 cell lines, which were both created from human lung tissue. These cell lines have been successfully used to produce a number of human vaccines (rubella, mumps, measles, rabies and hepatitis A). The latest state-of-the-art technology encompasses the use of human immortalized cells. Normal human cells that are purposely engineered to grow indefinitely in culture. The immortalized cell and its progeny are called a "cell line." To our knowledge four such cell lines have been created: MultiCell liver cell e.g. Fa2N-4, PER.C6, 293 and 911, all of which have been used for research and development of vaccines, antibodies and proteins. In addition, various animal derived cell lines are used for proteins (e.g. CHO) and vaccines (e.g. MDCK, VERO).

We believe that our technology provides a unique manufacturing system that consists of a human cell line that can be used to produce a variety of biopharmaceutical products. We developed the MultiCell liver cell technology from a single source of healthy, human liver cells in a documented manner. The cell line has been successfully adapted to grow without the need for serum supplementation. There are two areas in which our technology can be used currently:

Therapeutic Proteins: MultiCell's technology can be used as a production system for developing and manufacturing antibodies or proteins by inserting DNA encoding for a particular protein into liver cells. These modified liver cells will grow further and secrete the desired antibody or protein, which can then be used for pre-clinical research or developed for therapeutic proteins.

Unique Liver Proteins: A number of therapeutic plasma proteins are naturally made and secreted by mammalian hepatocytes. The Company's immortalized hepatocytes are producing several therapeutic proteins in culture that have immediate value in the commercial markets. A partial list of these proteins includes albumin, alpha one antitrypsin, blood clotting factors, and transferrin. Several of these proteins require liver specific processing for full biological activity. The Company believes that it will be able to "scale-up" production of its cell lines.

We believe that our technology has the following key advantages over current bio-manufacturing systems:

•	Human-based. We believe that antibody and protein products based on the human-based liver cell technology will demonstrate enhanced biological properties making them potentially more efficacious.
•	High Yields. MultiCell's technology potentially offers a system for high yield, large-scale biopharmaceutical product production with proper posttranslational modification.
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Scalability in Serum-free Conditions. MultiCell's cells can be cultured in its proprietary serum-free medium. The use of a serum-free medium also offers the potential to significantly improve the purification of biopharmaceuticals produced using our technology. The absence of animal proteins will also accelerate regulatory approval.

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About Our Revenues

In August 2003, we signed an exclusive manufacturing and distribution license agreement for two of our cell lines with XenoTech, LLC. The agreement was for a seven year term, with minimum royalties of $18 million due the Company in order for XenoTech to maintain exclusivity. XenoTech was founded in 1994 by Andrew Parkinson, Ph.D. to study drug metabolism. XenoTech provides products and contract research services to optimize discovery, development and approval of new drugs and has an established sales and marketing organization to the global pharmaceutical industry. Prior to December 1, 2004, the Company had recognized revenues under the XenoTech agreement based on the minimum royalty amount for each period because it had received a prepayment of a substantial portion of the amount due. XenoTech is required to pay a $2.1 million minimum royalty amount for the current fiscal year as a condition of its exclusivity. Since XenoTech could elect to give up its exclusive rights , the collection of the contractual amount is no longer reasonably assured and, in accordance with SEC Staff Accounting Bulletin Topic 13, commencing December 1, 2004, the Company began recognizing revenues under the XenoTech agreement based on the agreement's royalty percentage applied to XenoTech's actual sales for the period instead of the minimum royalty amount. The Company is currently in discussions with XenoTech relative to the status of the minimum royalties for the remaining contract period.

In January 2003, we signed a 15-year non-exclusive license agreement with Pfizer, Inc. for further research use of our two cell lines. Under terms of the license agreement, Pfizer may utilize the two cell lines for internal research purposes. On each fifth anniversary of the license agreement, Pfizer must pay a non-refundable license renewal fee of $1,000.

Our research and development has also been funded by the National Institute of Health ("NIH"), Small Business Innovative Research ("SBIR") and other grants, as well as direct investment.

Patents and Proprietary Technology

Our success depends in part, on intellectual property protection and the ability of our licensees to preserve those rights.

We rely on certain licenses granted to us by Rhode Island Hospital and others. We also rely on trade secrets and proprietary know how unprotected by patents, that we protect, in part, by confidentiality agreements. It is our policy to require our employees, board of directors, consultants, licensees, outside contractors and collaborators, scientific advisory board members and other advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that all confidential information made known to the individual in the course of the individual's relationship with the Company be kept as confidential and not be disclosed to third parties except in specific limited and agreed upon circumstances. We also require signed confidentiality or material transfer agreements from any company that is to receive our confidential information. In the case of employees, consultants and contractors, the agreements generally provide that all inventions conceived by the individual while rendering services to us shall be assigned to us as the exclusive property of the Company. There can be no guarantee that these agreements will not be violated or that we would have adequate remedies for such violation or that our trade secrets or proprietary know-how will not become known by or independently developed by competitors.

Any proprietary protection that our Company can obtain and maintain will be important to our business. The Company has an exclusive, long-term license agreement with Rhode Island Hospital for use of the following patents owned by the hospital related to liver cell lines and Liver Assist Devices (LADs):

US Patent #6,017,760, Isolation and Culture of Porcine Hepatocytes, expires October 9, 2015;
US Patent #6,107,043, Immortalized Hepatocytes, expires February 8, 2019;
US Patent #5,043,260, Perfusion Device for Hepatocytes, expires August 27, 2008;
US Patent #4,795,459, Implantable Prosthetic Device (Endothelial) expires January 3, 2006;
US Patent #6,129,911, Liver Stem Cell, expires October 10, 2017;
US Patent # 6,858,146 Artificial Liver Apparatus and Method (Sybiol), expires on February 20, 2019; and
US Patent # 6,872,389 Liver Stem Cell expires on July 8, 2019.

If we generate revenues and pay royalties, the annual license fee structure does not apply. Our agreement provides that we would pay a 5% royalty until we pay Rhode Island Hospital an aggregate of $550,000. After that, the royalty percentage decreases to 2% for the life of the patents.

On November 3, 2003, Xenogenics was notified by the United States Patent and Trademark Office that its patent application for an "Artificial Liver Apparatus And Method", the Sybiol® Synthetic Bio-Liver Device, will be allowed. United States patent 6,858,146 was issued in 205. The Sybiol® trademark is registered in the United States Patent and Trademark Office, number 2,048,080.

In December 2003, we acquired the exclusive worldwide rights to US Patent # 6129911, for Liver Stem Cells from Rhode Island Hospital. We agreed to pay an annual license fee of $20,000 for the first three years of the agreement and $10,000 per annum thereafter until a product is developed. Once a product is developed, if ever, the annual license fee will end and we will pay Rhode Island Hospital a 5% royalty on net sales of any product we sell covered by the patent until we pay an aggregate of $550,000 in royalties and a 2% royalty thereafter until the expiration of the patent. In April, 2005, the Company was granted US Patent # 6872389 for the liver stem cell invention of Dr. Ron Faris, MultiCell's Chief Scientific Officer. This patent contains twenty-four claims to a method of obtaining a population of liver cell clusters from adult stem cells and is an important enhancement to the Company's adult stem cell portfolio.

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Need for Government Approval

The use of immortalized hepatocytes for drug discovery purposes does not require FDA approval. However, some of our products will be subject to regulation in the United States by the FDA and by comparable regulatory authorities in foreign jurisdictions. The Sybiol synthetic bio-liver device will be classified as a "biologic" regulated under the Public Health Service Act and the Food, Drug and Cosmetic Act. The use of human immortalized liver cells for this application will also be regulated by the FDA. Development of a therapeutic product for human use is a multi-step process. First, animal and in vitro testing must establish the potential safety and efficacy of the experimental product for a given disease. Once the product is found to be reasonably safe and potentially efficacious in animals, suggesting that human testing would be appropriate, an Investigational New Drug ("IND") application is submitted to the FDA. FDA approval, which may in some circumstances involve substantial delays, is necessary before commencing clinical investigations in humans. Clinical investigations can take many years. We have not yet begun the regulatory approval process for our Sybiol® biosynthetic liver device with the FDA. We may, when adequate funding and resources are available, begin the approval process. If we are able to validate the device design, then we currently plan to find a partner to take the project forward. Before human studies may begin, the cells provided for the system will be subjected to the same scrutiny as the Sybiol device. We will need to demonstrate sufficient process controls to meet strict standards for a complex medical system. This means the cell production facility will need to meet the same Good Manufacturing Practice ("GMP") standards as those pertaining to a pharmaceutical company.

Research and Development

In fiscal year 2004, our Company spent $804,761 on improving the function of our cell lines. Product development costs during fiscal year 2003 were $482,309. These efforts have been towards improving the functionality of our immortalized hepatocytes, introducing products utilizing these cells and expanding our intellectual property base. Improvements in the function of our immortalized hepatocytes will open more markets and expand the usage in the current markets for our cells.

Competition

We are engaged in businesses characterized by extensive research efforts, rapid technological change and intense competition. A number of companies are pursuing the development of immortalized liver cells, adult stem cells, artificial liver devices and protein production.

Hepatocytes

There appears to be only one non-academic competitor in the immortalized hepatocyte business, and none in the non-tumorigenic immortalized hepatocyte business.

Amphioxis Cell Technologies, Inc., which is focused on the sale of immortalized hepatocytes. The cells they are promoting are based on a cell line developed from a hepatoma (cancerous liver tumor).

Stem Cells

A number of companies are attempting to develop therapeutic products based on stem cells. Cell therapy, the use of cells in treatment of medical disorders, with or without traditional therapies, can be as simple as a blood transfusion or as exciting as the promise of stem cell transplants or therapies. The Company has a patent on a non-embryonic stem cell, which differentiates us from fetal stem cells that have been plagued by ethical and contamination issues. Human stem cells can develop and differentiate into all cells and tissues in the body. As such, they are a potential source for the manufacture of replacement cells and tissues for organ repair applications in chronic diseases.

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Competition in the stem cell arena ranges from academic institutions to public companies in a variety of stem cell areas. Some of the public and private companies include, but are not limited to the following:

Geron Corporation: Geron is focused on developing and commercializing therapeutic and diagnostic products for cancer based on a telomerase technology, and cell-based therapeutics using human embryonic stem cell technology. Telomerase is an enzyme that is expressed in nearly all cancer cells, but not in most normal cells. Geron's goal is to kill cancer cells in which telomerase is abnormally expressed by inhibiting or targeting telomerase, and to diagnose cancer by measuring telomerase activity.

Cryo-Cell International, Inc.: Cryo-Cell is primarily focused on the processing and cryopreservation of umbilical cord (U-Cord®) stem cells for family use.

StemCells, Inc.: Stem Cells is engaged in the discovery and development of adult stem cells to treat diseases of, or injury to, the central nervous system (CNS), liver and pancreas. The company is among the most advanced in pursuing stem cell therapies, and uses a proven search engine to isolate rare stem cells (cells that can produce all of the types of mature cells of an organ and can also self-renew) and progenitor cells (cells that come from stem cells, can still produce one or more types of mature cells in an organ, but do not self renew) from human tissues. To date, StemCells has found the human neural stem cell and has filed patent applications on candidate human liver- and pancreas-derived cells.

PharmaFrontiers Corp.: PharmaFrontiers is a commercialization driven biotechnology company that develops autologous cellular therapies for the treatment of multiple sclerosis, congestive heart failure and diabetes. The company is focused on autologous cellular therapy applications based on its proprietary stem cell and T-cell vaccination technologies.

Aastrom Biosciences: Aastrom is developing and commercializing proprietary adult bone marrow stem cell based products for regenerative medicine.

Vesta Therapeutics Inc.: Vesta develops cell therapeutics for liver repair and regeneration. The company's technology is centered on the isolation, expansion, and cryopreservation of liver cells (human hepatocytes) obtained from organ donor livers that are not suitable for whole organ transplantation.

Liver Assist Devices

Competitors in various stages of development of liver assist devices include:

Gambro: Gambro acquired the business of Teraklin AG, Germany, and is expanding its intensive care business into the extracorporeal treatments for liver support. Teraklin develops, manufactures and markets a liver filtering system utilizing albumin to remove toxic substances for the treatment of acute liver failure. Teraklin's product line will be integrated into Gambro Renal Products' renal intensive care business. The system would appear to have use in critically ill patients as a bridge to transplantation.

Arbios Systems, Inc.: Arbios is a biomedical device company that, through its wholly-owned subsidiary, Arbios Technologies, Inc., is engaged in the discovery, acquisition and development of proprietary liver assist devices and new technologies useful in the diagnosis and treatment of acute liver failure. Arbios' products in development include SEPETTM, a novel blood purification therapy employing selective plasma filtration therapy, HepatAssist-2TM, a bioartificial liver based on technology acquired from Circe Biomedical, Inc., and LIVERAIDTM, a bioartificial liver in which liver cell therapy and sorbent-based hemodiafiltration are integrated in the company's proprietary three-compartment cartridge with fiber-in-fiber geometry.

Hepalife, Inc.: Hepalife is a Canadian firm that is developing, under a recently extended research contract, a porcine cell line that it believes will have application in a liver assist device. They do not have a commercially available product.

In Europe, Braun Inc. has demonstrated interest in supporting the development of a complicated and sophisticated hollow fiber device, which has already been used to treat two patients.

To our knowledge, there is no approved affordable mass produced live-cell bio-artificial liver device currently available on the global market. Our device is intended to closely replicate human liver functions and not just to function as a blood-cleaning device. We believe that the differences in design between existing products and the Sybiol device will result in the Sybiol device, should it receive FDA approval, achieving substantial commercial success.

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Therapeutic Proteins: There are numerous companies utilizing recombinant technology to produce therapeutic proteins, including but not limited to, Baxter, Amgen, and Genentech; however, only two companies have recently introduced novel technology to scale up protein production. These Companies are:

CruCell: Crucell has developed three proprietary technologies to develop a range of biological products, or "biologics". These include (1) PER.C6® technology, which uses a human cell line for the production and large scale manufacturing of recombinant proteins and vaccines, (2) AdVac® technology, which is used with PER.C6® technology to develop novel recombinant vaccines, and (3) MAbstract® technology, for isolation of target-specific antibodies. Each technology has proven to be highly versatile and can be used in diverse fields of biomedicine. Within Crucell, these technologies are utilized to discover, develop and produce vaccines and antibodies for the prevention and treatment of infectious diseases.

GlycoFi: GlycoFi has engineered a variety of different yeast strains, each producing proteins with one specific pattern of glycosylation. Certain protein glycoforms are known to confer greater therapeutic efficacy than others. Once the proper glycoform of a protein has been isolated and validated, the same strain that produced the protein in research quantities can be used in a large-scale production process. This is a novel, yet unproven, technology.

Employees

As of September 1, 2005 we had eight full-time employees and two part-time employees.

DESCRIPTION OF PROPERTY

On April 6, 2005, the Company entered into a three year sublease agreement for new research and administrative facilities. Basic rental commitments under the sublease agreement in each of the three years in the period ending April 6, 2008 are $82,883, $100,296 and $105,868, respectively. The sublease agreement also provides for an optional three-year renewal period. As a result of the relocation of operations during the three months ended May 31, 2005, the Company recognized a loss associated with the abandonment of leasehold improvements of $14,286.

Real Estate Held for Sale

The Company owned a parcel of undeveloped land near the Grand Canyon. The land was originally purchased in February 1992 for $1,654,000. During the fiscal year ended November 30, 1995, the Company tested the land for impairment and expensed all but the remaining fair market value of $47,200. During the three months ended May 31, 2005 the Company sold lots with a carrying value of $444,415 for $42,500 in cash and the buyer's assumption of the applicable unpaid property taxes in the amount of $174,084. Real estate held for sale is included in other assets and unpaid property taxes are included in accrued expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Registration Statement contains forward-looking statements that involve a number of risks and uncertainties as well as assumptions that if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Although the Company's forward looking statements reflect the good faith judgment of our management, these statements can only be based on facts and the factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from results and outcomes discussed in the forward-looking statements.

Overview

MultiCell Technologies, Inc., ("MultiCell") was incorporated in Delaware on April 28, 1970 as "Exten Ventures, Inc". It operates two subsidiaries, MCT Rhode Island Corp. ("MCT") and Xenogenics Corporation ("Xenogenics") As used herein, the "Company" refers to MultiCell, together with MCT and Xenogenics. Effective April 1, 2004, we changed our name from Exten Industries, Inc. to MultiCell Technologies, Inc.

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In August 2003, MultiCell signed an exclusive sales, manufacture and distribution agreement for the use of two of its cell lines by XenoTech, an unrelated party. The agreement, which is for a term of seven years, required XenoTech to make an initial non-refundable payment of $800,000 to MultiCell in August 2003. This payment represented consideration for and a guarantee of Nosan's (XenoTech's distributor) right of first negotiation for distribution rights for the Asia Pacific Rim, should MultiCell successfully complete the development of its cell lines for the production of proteins, other cellular constituents and or drug-like molecules. Additional consideration under the August 2003 agreement included a $700,000 royalty prepayment. This prepayment was an advance against the minimum royalty payment of $800,000 for the first royalty period, which was 16 months, culminating on November 30, 2004. The subsequent 5 royalty periods will be 12 months and the last royalty period will be 8 months. XenoTech must bear all the costs for its manufacturing and sales activities and make specified minimum periodic royalty payments that total $18 million over the 7 year term of the agreement to maintain distribution exclusivity. The agreement requires XenoTech to make royalty payments to MultiCell of 17.5% of net sales for the direct sale of its cells and 34% of net sales derived from any sublicense agreement. Prior to December 1, 2004, the Company had recognized revenues under the XenoTech agreement based on the minimum royalty amount for each period because it had received a prepayment of a substantial portion of the amount due. XenoTech is required to pay a $2.1 million minimum royalty amount for the current fiscal year as a condition of its exclusivity. Since XenoTech could elect to give up its exclusive rights, the collection of the contractual amount is no longer reasonably assured and, in accordance with SEC Staff Accounting Bulletin Topic 13, commencing December 1, 2004, the Company began recognizing revenues under the XenoTech agreement based on the agreement's royalty percentage applied to XenoTech's actual sales for the period instead of the minimum royalty amount. The Company is currently in discussions with XenoTech relative to the status of the minimum royalties for the remaining contract period.

XenoTech has distribution agreements with numerous companies for a variety of pharmaceutical and laboratory products and also performs contract research for pharmaceutical companies. These services position XenoTech to distribute our cell lines. They utilize direct sales presentations, telemarketing, and direct mail to promote and sell our cells. Additionally, since XenoTech has a number of respected scientists and have developed compelling efficacy data for our cells, they frequently give presentations at conferences that help develop sales leads.

Even with the agreement with XenoTech, we have operated and will continue to operate by minimizing expenses. Our largest expenses relate to personnel and meeting the legal and reporting requirements of being a public company. By utilizing consultants whenever possible, and asking employees to manage multiple responsibilities, operating costs are kept low. Additionally, a number of employees and our Board of Directors receive Company stock in lieu of cash as all or part of their compensation to help in the effort to minimize monthly cash flow.

We intend to gradually add scientific and support personnel. We want to add specialists for our key research areas. These strategic additions will help us expand our product offerings leading us to additional revenues and profits. Of course as revenues increase, administrative personnel will be necessary to meet the added workload. Other expenses, such as sales and customer service, will increase commensurate with increased revenues. The Company's current research and development efforts focus on development of future cell line products and redesign of existing products. Due to the ongoing nature of this research, we are unable to ascertain with certainty the total estimated completion dates and costs associated with this research. As with any research efforts, there is uncertainty and risk associated with whether these efforts will produce results in a timely manner so as to enhance the Company's market position. Company sponsored research and development costs related to future products and redesign of present products is expensed as incurred. For the years ended November 30, 2004 and 2003, research and development costs were $804,761 and $482,309, respectively. Research and development costs are expensed as incurred and include such costs as salaries, employee benefits, costs determined utilizing the Black-Scholes option-pricing model for options issued to the Scientific Advisory Board, and supplies.

Recent Events

On September 7, 2005, MultiCell Immunotherapeutics, Inc. ("MCTI"), a subsidiary of the Company, entered into an Asset Contribution Agreement with the Company, Alliance Pharmaceutical Corp. ("Alliance"), and Astral, Inc. ("Astral," and together with Alliance, "Transferors") (the "Agreement"). Pursuant to the Agreement, MCTI issued 490,000 shares of common stock to Alliance in consideration for the acquisition of certain assets (including intellectual property, laboratory equipment and furniture) and the assumption of certain liabilities relating to Transferors' business . The intellectual property acquired by MCTI includes ten United States and twenty foreign issued and pending patents and patent applications related to chimeric antibody technology, treatment of type 1 diabetes, T-cell tolerance, toll-like receptor technology, dendritic cells, dsRNA technology and immunosuppression. The 490,000 shares of MCTI's common stock represent 49% of the outstanding shares of MCTI, as of the closing of the transaction. As part of the acquisition, the Company has guaranteed the obligations of MCTI related to the assumption of certain liabilities relating to Transferors' business.

Prior to the closing of the Acquisition, Stephen Chang, a director and the President of the Company, served as the President and Chief Executive Officer of Astral on a one-day per week basis. As part of MCTI's assumption of certain liabilities of Transferors, MCTI assumed liabilities owed by Astral to Mr. Chang in the amount of $200,000. The $200,000 assumed by MCTI will be paid to Mr. Chang over time as determined by the board of directors of MultiCell, with Mr. Chang abstaining from voting thereon. In addition, MCTI hired two scientists of Astral as part of the Acquisition.

The Acquisition closed on September 7, 2005, the date of execution of the Agreement. Initially the acquisition by the subsidiary, which will be accounted for by the Company as a purchase, is not expected to have a material affect on the Company's consolidated financial statements.

Immediately following the closing of the Acquisition, MCTI sold and issued 500,000 shares of MCTI's Series A Preferred Stock to the Company pursuant to a Series A Preferred Stock Purchase Agreement (the "Series A Financing"). In consideration for MCTI's issuance of shares of Series A Preferred Stock, the Company paid to MCTI cash in the amount of $1,000,000, and issued a secured promissory note to MCTI in the amount of $1,000,000 (the "Note"). The Note bears interest at an annual rate of 5% and may be prepaid without penalty by the Company at any time. The Note is secured by 250,000 shares of Series A Preferred Stock held by the Company and is payable in the amount of $250,000 plus interest at the end of each three-month period following the issuance of such Note. Following the Series A Financing, the Company holds approximately 67% of the outstanding shares (on an as-converted basis) of MCTI, and Alliance holds the remainder of approximately 33%. The board of directors of MCTI consists of three members as follows: (a) W. Gerald Newmin, the Company's Chief Executive Officer, (b) Stephen Chang, the Company's President, and (c) Duane Roth, Alliance's Chief Executive Officer.

Simultaneously with the execution of the Agreement, the Company entered into an IP Agreement and Release (the "IP Agreement") with Mixture Sciences, Inc. ("Mixture") and Astral. Pursuant to the IP Agreement, Mixture assigned to MCTI certain intellectual property related to the Astral business previously assigned by Astral to Mixture. In consideration, the Company (a) paid $100,000 to Mixture, and (b) issued to Mixture a Warrant to purchase up to 400,000 shares of the Company's Common Stock. The first 200,000 shares underlying the Warrant may be exercised by Mixture commencing six months following the issue date of the Warrant at an exercise price per share of $1.20. The second 200,000 shares underlying the Warrant may be exercised by Mixture (a) commencing on the one-year anniversary of the issue date of the Warrant at an exercise price per share equal to 120% of the average price per share for the 30-day period prior to such one-year anniversary, or (b) in the event of a change of control of the Company prior to such one-year anniversary, commencing on the date of the public announcement of such change of control at an exercise price per share equal to 120% of the average price per share for the 30-day period prior to such change of control. The Warrant shall terminate upon the earlier of (a) the seventh anniversary of the issue date of the Warrant and (b) a change of control of the Company. The Company has granted customary "piggy-back" registration rights with respect to the shares issuable pursuant to the exercise of the Warrant.

On September 15, 2005, Anthony E. Altig was appointed to the board of directors of the Company. Mr. Altig, age 49, has been, since December 2004, Senior Vice President and Chief Financial Officer of Diversa Corporation, a public biotechnology company. From October 2002 to November 2004, Mr. Altig served as Vice President and Chief Financial Officer of Maxim Pharmaceuticals, a public biopharmaceutical company. From 2000 to 2001, Mr. Altig served as Executive Vice President and Chief Financial Officer for NBC Internet, an Internet consumer media and e-commerce portal company. From 1998 to 2000, Mr. Altig served as Executive Partner and Chief Accounting Officer of USWeb Corporation (acquired by Whitman-Hart), an Internet professional services firm. Mr. Altig was also a biotechnology and technology client service executive with PricewaterhouseCoopers LLC and KPMG LLC from 1982 to 1998. Mr. Altig is a Certified Public Accountant and is a graduate of the University of Hawaii.

The Application of Critical Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Research and Development - Company sponsored research and development costs related to future products and redesign of present products are expensed as incurred. Such costs are offset by proceeds from research grants.

License Agreements - Costs incurred to obtain license agreements are capitalized and amortized on a straight-line basis over the term of the respective agreement.

Revenue Recognition - The Company's revenues have been generated primarily from contractual research activities and royalties on the license for the sale of cells through its sale and distribution agreement with XenoTech, LLC ("XenoTech") (see Note 6 in the audited consolidated financial statements included in this prospectus). Management believes such sources of revenue will be part of the Company's ongoing operations. The Company applies the guidance provided by SEC Staff Accounting Bulletin Topic 13, "Revenue Recognition" ("Topic 13"). Under the provisions of Topic 13, the Company recognizes revenue from commercial and government research agreements as services are performed, provided a contractual arrangement exists, the contract price is fixed or determinable and the collection of the contractual amounts is reasonably assured. In situations where the Company receives payment in advance of the performance of services, such amounts are deferred and recognized as revenue as the related services are performed. Deferred revenues associated with services expected to be performed within the 12 - month period subsequent to the balance sheet date are classified as a current liability. Deferred revenues associated with services expected to be performed at a later date are classified as non-current liabilities.

Prior to December 1, 2004, the Company had recognized revenues under the XenoTech agreement based on the minimum royalty amount for each period because it had received a prepayment of a substantial portion of the amount due. XenoTech is required to pay a $2.1 million minimum royalty amount for the current fiscal year as a condition of its exclusivity. Since XenoTech could elect to give up its exclusive rights, the collection of the contractual amount is no longer reasonably assured and, in accordance with Topic 13, commencing December 1, 2004, the Company began recognizing revenues under the XenoTech agreement based on the agreement's royalty percentage applied to XenoTech's actual sales for the period instead of the minimum royalty amount. The Company is currently in discussions with XenoTech relative to the status of the minimum royalties for the remaining contract period.

Stock-Based Compensation - Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 has allowed an entity to continue to measure compensation costs related to stock and stock options issued to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock issued to Employees." Entities electing to continue to use the intrinsic value method must make pro forma disclosures of net income or loss and earnings or loss per share as if a fair value method of accounting had been applied. The Company has elected to continue to account for its stock-based compensation to employees under APB 25. In accordance with the provisions of SFAS 123, all other issuances of common stock, stock options, warrants or other equity instruments to employees and non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Generally, the fair value of any options, warrant or similar equity instruments issued have been estimated based on the Black-Scholes option pricing model. SFAS 123 has been significantly revised as explained below and the Company will be required to expense the fair value of employee stock options over the vesting period beginning with its first fiscal quarter of the fiscal year ending November 30, 2007.

Long-Lived Assets - Long-lived assets that do not have indefinite lives, such as property and equipment and license agreements, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses for assets to be held and used are then measured based on the excess, if any, of the carrying amounts of the assets over their fair values. Long-lived assets to be disposed of in a manner that meets certain criteria are stated at the lower of their carrying amounts or fair values less costs to sell and are no longer depreciated.

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RECENT ACCOUNTING PRONOUCEMENTS

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 was effective for interim periods beginning after June 15, 2003. The Company does not believe this accounting pronouncement will have a material impact on the financial statements for fiscal 2005.

In December 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No.123(R) ("SFAS 123R"), "Share Based Payments", which amends SFAS 123 and will be effective for public companies that are small business filers for annual periods beginning after December 15, 2005. The new standard will require us to expense employee stock options and other share-based payments. The FASB believes the use of a binomial lattice model for option valuation is capable of more fully reflecting certain characteristics of employee share options compared to the Black-Scholes options pricing model. The new standard may be adopted in one of three ways - the modified prospective transition method, a variation of the modified prospective transition method or the modified retrospective transition method. We are currently evaluating how we will adopt the standard and evaluating the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153 "Exchange of Non-monetary Assets, an amendment of APB Opinion No. 29". The guidance in Accounting Principles Board Opinion No. 29, "Accounting for Non-monetary Transactions" ("APB 29") is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on our financial position and results of operations.

Results of Operations.

The following discussion is included to describe our consolidated financial position and results of operations. The condensed consolidated financial statements and notes thereto herein and the consolidated financial statements and notes thereto in our audited financial statements for the year ended November 30, 2004, contain detailed information that should be referred to in conjunction with this discussion.

Year Ended November 30, 2004, Compared to Year Ended November 30, 2003

Revenue. Total revenue increased to $759,925 for the fiscal year ended November 30, 2004 compared to $365,166 for the fiscal year ended November 30, 2003. The 2004 revenues are attributable primarily to the $800,000 license fee that is being recognized over the seven-year agreement period and the $800,000 minimum royalty recognized as royalty revenue over the 16-month period from the inception of the license and distribution agreement with XenoTech in August 2003. We have negotiated a license agreement with Pfizer allowing them to continue to use our cell lines for research now that the collaborative research project that took place in 2002 has been completed that also generated revenues in 2004 and 2003.

Operating Expenses. Total operating expenses increased to $2,750,146 for the fiscal year ended November 30, 2004, from $1,973,887 for the fiscal year ended November 30, 2003, representing an increase of $776,259. Research and development expenses increased in fiscal year 2004 by $322,452, primarily attributable to an increase in research activity, reduced by grant proceeds of $103,058, and the Company issuance of options to purchase 180,000 shares of the Company's common stock to its Scientific Advisory Board that had a fair value of $192,763. Selling, general and administrative expenses increased by $450,455 in the fiscal year 2004, primarily attributable to the cost associated with the issuance of stock purchase warrants and options to the Board of Directors and for other consulting services. Depreciation and amortization did not change materially in fiscal year 2004 from 2003.

Other Income (Expense). Interest expense for the fiscal year ended November 30, 2004 was $85,950, which represents a decrease of $119,194 from the fiscal year ended November 30, 2003. Amortization of debt discount for the year ended November 30, 2004 was $60,368, representing a decrease of $190,983 from the fiscal year ended November 30, 2003. These decreases were attributable to a reduction in the outstanding debt through payments and conversions of convertible notes and accrued interest into the Company's common stock. Interest income for the fiscal year ended November 30, 2004 was $59,141 as compared to $63,971 in the prior fiscal year.

Net loss. Net loss for the fiscal year ended November 30, 2004, was $1,738,996 compared to a net loss of $1,984,053 for the prior year, representing a decrease in net loss of $245,057. The decrease in the net loss for the fiscal year ended November 30, 2004 was attributable to an increase in revenue, and the recognition of a reversal of a note receivable valuation allowance in the amount of $305,000, offset by an increase in research and development expenses and the costs of the issuance of stock purchase warrants and options to the Board of Directors and for financial consulting services. The net loss applicable to common stockholders for the fiscal year ended November 30, 2004 included a one-time non-cash charge of $1,721,144 due to the beneficial conversion feature attributable to the difference between the purchase price and the fair value of the common stock to which the Series I preferred stock issued in July 2004 is convertible.

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Quarter ended May 31, 2005 Compared to the Quarter Ended May 31, 2004

Revenue. Total revenue for the three months ended May 31, 2005 was $39,693, as compared to revenue of $176,299 for the same quarter in the prior fiscal year, a decrease of $136,606. In the comparable quarter of the prior year $129,652 was recognized as amortization of the $700,000 royalty prepayment made by XenoTech for the first 16 month royalty period. This prepayment period ended November 30, 2004. Revenues under the XenoTech agreement commencing December 1, 2004 are being recognized based on the agreement's royalty percentage applied to XenoTech's actual sales for the period. On June 15, 2005, the Company announced the launch of a shrink-wrap version of its product. We believe that this action, along with further product enhancements and the launch of new products currently under development, will lead to an improvement in revenue levels in the future.

Operating Expenses. Total operating expenses for the three months ended May 31, 2005 were $1,308,173, representing an increase of $791,861, as compared to the same period in the prior fiscal year. This increase results from the Company increasing selling, general and administrative expenses by $674,429 due to the hiring of additional management personnel, increasing marketing and investor relations costs, as well as increasing costs associated with meeting the requirements of being a public company. Research and development expenditures increased by $118,703, as a result of hiring additional scientific personnel and expansion of the Company's research efforts.

Other income/expense. Interest expense for the three months ended May 31, 2005 was $10,275, which represents a decrease of $14,285 over the same quarter in the prior fiscal year. This decrease was attributable to a reduction in the outstanding debt through payments and conversions of convertible notes and accrued interest into the Company's common stock. Interest and dividend income for the quarter ended May 31, 2005 was $32,238, as compared to $17,650 in the previous year. This increase is attributable to the Company having available funds to invest in marketable equity securities. During this quarter, the Company also recognized a gain on the sale of the property in the amount of $132,169.

Net Loss. Net loss for the three months ended May 31, 2005, was $1,119,350, as compared to a net loss of $352,349 for the same period in the prior fiscal year, representing an increase in the net loss of $767,001. This increase in the net loss is primarily attributable to a decrease in revenue and the Company incurring additional operating expenses relating to the management and marketing of the Company as described above.

Six months ended May 31, 2005 Compared to the Six Months Ended May 31, 2004

Revenue. Total revenue for the six months ended May 31, 2005 was $81,515, as compared to revenue of $358,173 for the same period in the prior fiscal year, a decrease of $276,658. In the comparable period of the prior year $260,902 was recognized as amortization of the $700,000 royalty prepayment made by XenoTech for the first 16 month royalty period. This prepayment period ended November 30, 2004. Revenues under the XenoTech agreement commencing December 1, 2004 are being recognized based on the agreement's royalty percentage applied to XenoTech's actual sales for the period. On June 15, 2005, the Company announced the launch of a shrink-wrap version of its product. We believe that this action, along with further product enhancements and the launch of new products currently under development, will lead to an improvement in revenue levels in the future.

Operating Expenses. Total operating expenses for the six months ended May 31, 2005 were $2,040,324, representing an increase of $690,499, as compared to the same period in the prior fiscal year. This increase results from the Company increasing selling, general and administrative expenses by $682,320 due to the hiring of additional management personnel, increasing marketing and investor relations costs, as well as increasing costs associated with meeting the requirements of being a public company.

Other income/expense. Interest expense for the six months ended May 31, 2005 was $20,405, which represents a decrease of $26,668 over the same period in the prior fiscal year. This decrease was attributable to a reduction in the outstanding debt through payments and conversions of convertible notes and accrued interest into the Company's common stock. Interest and dividend income for the six months ended May 31, 2005 was $42,462, compared to $37,083 in the previous year. This increase is attributable to the Company having available funds to invest in marketable equity securities. The Company also recognized a gain on the sale of property in the amount of $132,169 during the six months ended May 31, 2005.

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Net Loss. Net loss for the six months ended May 31, 2005 was $1,800,963, as compared to a net loss of $1,013,123 for the same period in the prior fiscal year, representing an increase in the net loss of $787,840. This increase in the net loss is primarily attributable to a decrease in revenue and the Company incurring additional operating expenses relating to the management and marketing of the Company as described above.

Liquidity and Capital Resources

The Company's cash needs have been managed primarily through the issuance of debt or equity instruments. During the six months ended May 31, 2005, we had a net loss of $1,800,963. As a result of the inclusion of non-cash charges for services paid through the issuance of common stock, options and warrants with a fair value of $262,394, depreciation and amortization of equipment and improvements and amortization of a license agreement of $79,506, amortization of deferred compensation of $164,040, an increase in accounts payable and accrued expenses of $337,491, net of the effects of deferred income of $59,743 recognized in revenue, and an increase in other current assets of $114,050, our cash used in operating activities totaled $1,252,544. During the period we were able to issue common stock for aggregate proceeds, net of issuance costs of $3,441,721, convert other notes and accrued interest of $30,000 to common stock, receive proceeds of $350,000 from the exercise of options and warrants, and collect on a note receivable and related interest of $605,000.

During the fiscal year ended November 30, 2004, we had a net loss of $1,738,996. At November 30, 2004, we had cash of $1,311,879. As a result primarily of the inclusion of non-cash charges for consulting and services paid through the issuance of common stock and options and warrants with a fair value of $1,229,092 and depreciation and amortization of property and equipment and a license agreement of $169,739, net of the effects of deferred income of $654,349 recognized in revenue, our cash used in operating activities totaled $1,454,986. During the fiscal year, we were able to issue preferred stock for aggregate proceeds, net of issuance costs of $1,714,149, make net repayments of loans of $202,500, convert other notes and accrued interest of $594,406 to common stock and receive proceeds of $215,710 from the exercise of options and warrants.

In February 2005, the Company completed a $4,000,000 private placement resulting in net proceeds of $3,441,721, in exchange for the issuance of 5,333,333 shares of common stock and related warrants. This cash substantially improved the Company's liquidity position. As of May 31, 2005, the Company had a cash balance of $2,931,516, marketable equity securities of $1,501,564 and a working capital balance of $3,390,061, of which $119,486 is attributable to deferred income, which is included in current liabilities that arose from a prepayment made by XenoTech under the license agreement that will be recognized in revenue over the term of the agreement. The Company is maintaining a conservative fiscal policy.

Through May 31, 2005, a significant portion of our financing has been provided through private placements of preferred and common stock and the exercise of stock options and warrants. We have in the past increased, and plan to increase further, our operating expenses in order to fund higher levels of product development, undertake and complete the regulatory approval process, and increase our administrative resources in anticipation of future growth. We anticipate that our future cash requirements may be fulfilled by potential direct product sales, the sale of additional equity securities, debt financing and/or the sale or licensing of our technologies. We also anticipate the need for additional financing in the future in order to fund continued research and development and to respond to competitive pressures. We cannot guarantee, however, that enough future funds will be generated from operations or from the aforementioned or other potential sources. Although we raised gross proceeds of $4 million in February 2005, in a private placement, we do not have any binding commitment with regard to future financing. If adequate funds are not available or are not available on acceptable terms, we may be unable to fund expansion, develop new or enhance existing products and services or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition.

Research Agreements

In October 2002, MultiCell Technologies was awarded a Phase I Small Business Innovation Research (SBIR) grant from the National Institutes of Health to study the production of therapeutic plasma proteins by immortalized, non-tumorigenic human hepatocytes. The aim of the SBIR award is to compare the function of MultiCell's hepatocyte-derived products to recombinant and plasma-derived therapeutic plasma proteins. The grant is for $139,314 and was completed in December 2004.

Notes Payable

Notes payable as of November 30, 2004 of $425,000 was comprised of two convertible notes payable to related parties with interest at 10%, due on varying dates in 2004 and 2005 (see Note 9 in the audited consolidated financial statements included in this prospectus). During the six months ended May 31, 2005, one of the convertible notes with a principal balance of $25,000 plus accrued interest of $5,000 was converted into 40,000 shares of the Company's common stock at a conversion price of $.75 per share. As of May 31, 2005, the Company had reserved 550,904 shares of common stock for issuance upon conversion of the remaining related party note payable with a carrying value of $400,000 and accrued interest of $150,904 at a conversion price of $1.00 per share (see Note 3 in the unaudited condensed consolidated financial statements included in this prospectus).

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DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors and Executive Officers of the Company as of September 15, 2005 were:

Name	Age	Position	Date elected(1)
W. Gerald Newmin	67	Co-Chairman, CEO, Secretary and Director	December 1,1995
Edward Sigmond	46	Director	May 17, 2000
Ann Randolph	58	Director	June 21, 2002
Thomas A. Page	72	Director	September 11, 2003
Stephen Chang	49	President and Director	June 16, 2004
Ronald A. Faris	52	Chief Science Officer, Senior Vice President	January 27, 2004
Janice D. DiPietro	48	Chief Financial Officer and Treasurer	July 9, 2004
Anthony J. Cataldo	54	Co-Chairman and Director	February 1, 2005
Anthony E. Altig	49	Director	September 15, 2005

(1) Each director serves until the next annual meeting of shareholders which is scheduled for May 2006.

W. Gerald "Jerry" Newmin joined the Company in June 1995. He currently serves as the Co-Chairman, Chief Executive Officer and Secretary. Mr. Newmin is Chairman, Chief Executive Officer, Secretary and a director of Xenogenics, a partially-owned subsidiary, and Chairman, Chief Executive Officer, Secretary and director of MCT Rhode Island Corp, a wholly-owned subsidiary of the Company. He serves on the Board of Directors of San Diego Defcomm, a not-for-profit consortium of defense companies based in San Diego. Mr. Newmin has a Bachelor's degree in Accounting from Michigan State University.

Anthony J. Cataldo has served as a director of the Company since February 2005. He was appointed Chairman of the Board of BrandPartners Group, Inc., a Delaware corporation, (OTC BB: BPTR) in October 2003 and currently serves as its Non-Executive Chairman. From May 2002 through November 2004, he served as Executive Chairman of Calypte Biomedical Corporation (AMEX: HIV) a publicly traded biotechnology company. From May 1999 through May 2002, Mr. Cataldo served as the Chief Executive Officer and Chairman of the Board of Directors of Miracle Entertainment, Inc., a Canadian film production company. From August 1995 to December 1998, Mr. Cataldo served as President and Chairman of the Board of Senetek, PLC, (OTC BB: SNTKY) a publicly traded biotechnology company involved in age-related therapies.

Edward Sigmond has served as a director of the Company since May 2000. He has been in sales, marketing and operations management for the past 20 years. Mr. Sigmond has served as president of Kestrel Holdings, Inc., a holding company, since its inception in 1997. Mr. Sigmond served as president of Kestrel Development, a Texas based real estate development company, from 1993 to 1998 when it was dissolved. He studied Marketing and Chemistry at Duquesne University.

Ann Ryder Randolph has served as a director of the Company since June 2002. Ms. Randolph currently serves as Chair of the Audit Committee of the Company. Ms. Randolph is an associate with Regent Partners, LLC, a merchant bank in La Jolla, CA. She also serves on the boards of Allylix, Inc., a private biotechnology company, serving as Chair of the Corporate Governance and Nominating Committee; the University of California, San Diego, Libraries; the American Liver Foundation in San Diego; and the Corporate Directors Forum (CDF). Ms. Randolph earned Bachelor and Master of Arts degrees in English from the University of Louisville, Kentucky, and a Certificate in Finance from the University of California, San Diego. She has been a perennial bioscience and business student at San Diego universities and organizations for the last 25 years.

Thomas A. Page has served as a director of the Company since September 2003. Mr. Page is Director Emeritus and former Chairman of the Board and CEO of Enova Corporation and San Diego Gas and Electric Company (now part of Sempra Energy). Mr. Page has been active in numerous industrial, community and governmental associations and has funded medical research. He is a director of the San Diego Regional Economic Development Corporation, Community National Bank, Sys Technologies and is an advisory director of Sorrento Ventures. Mr. Page earned a Bachelor of Science degree in civil engineering, a masters in industrial administration and was awarded a doctorate in management, all from Purdue University. He has been licensed as an engineer and as a certified public accountant (CPA). Mr. Page also serves on the University of California Presidents Council on the National Laboratories.

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Ronald Faris, Ph.D. has been our Chief Science Officer since January 27, 2004. Dr. Faris joined the Company in May 2001 and served as President and Chief Science Officer of the MCT subsidiary until spring 2004. Dr. Faris is Senior Vice President and Chief Science Officer and a director of MCT Rhode Island Corp. Dr. Faris is also Senior Vice President and Chief Science Officer of Xenogenics Corporation. Prior to that, he consulted with the Company for two years. Dr. Faris recently worked as the Director of Pediatric Oncology Research at the Rhode Island Hospital, Providence Rhode Island and as an Associate Professor of Pediatrics and Pathology, Brown University. Dr. Faris received his Bachelor of Science degree in Biochemistry from Virginia Polytechnic Institute and State University and his Doctorate in Nutritional Toxicology/Biochemistry from Cornell University. He holds a patent on adult stem cells and has authored numerous publications related to hepatic research.

Stephen Chang, Ph.D has served as a director of the Company since June 2004 and became President of the Company in February, 2005. Dr. Chang is also President of MCT Rhode Island Corp. and Xenogenics Corporation. Dr. Chang also is currently Chief Executive Officer of privately held Astral Therapeutics, a San Diego biotechnology company one day per week through May 10, 2005. Dr Chang is President of CURES, a coalition of patient advocates, biotechnology companies, pharmaceutical companies and venture capitalists dedicated to ensuring the safety, research and development of innovative life saving medications. Dr Chang is on the board of BIOCOM, San Diego's premier life sciences organization. Dr. Chang was chief science officer and vice president of Canji Inc./Schering Plough Research Institute in San Diego from 1998 to 2004. Dr. Chang earned his doctoral degree in Biological Chemistry, Molecular Biology and Biochemistry from the University of California, Irvine.

Dr. Janice D. DiPietro was appointed as our Chief Financial Officer in July 2004 and Treasurer in May 2005. Dr. DiPietro is also Chief Financial Officer and Treasurer of MCT Rhode Island Corp. and Xenogenics Corporation. Dr. DiPietro is Managing Partner of Tatum Partners and is responsible for the firm's practice in Boston and the New England area. Prior to joining Tatum Partners, Dr. DiPietro was Executive Vice President and Chief Financial Officer of NewDeal Inc, a Delaware company. Dr. DiPietro was also President of GreenPC, Inc., a wholly-owned subsidiary of NewDeal Inc. Prior to this, Dr. DiPietro founded JD Consulting and served as the firm's CEO for thirteen years, culminating in the successful sale of this practice. Dr. DiPietro graduated with honors from Bentley College and holds an MBA and Doctoral degree in Accounting from Boston University.

Anthony E. Altig was appointed to the board of directors of the Company in September, 2005. Mr. Altig, has been, since December 2004, Senior Vice President and Chief Financial Officer of Diversa Corporation, a public biotechnology company. From October 2002 to November 2004, Mr. Altig served as Vice President and Chief Financial Officer of Maxim Pharmaceuticals, a public biopharmaceutical company. From 2000 to 2001, Mr. Altig served as Executive Vice President and Chief Financial Officer for NBC Internet, an Internet consumer media and e-commerce portal company. From 1998 to 2000, Mr. Altig served as Executive Partner and Chief Accounting Officer of USWeb Corporation (acquired by Whitman-Hart), an Internet professional services firm. Mr. Altig was also a biotechnology and technology client service executive with PricewaterhouseCoopers LLC and KPMG LLC from 1982 to 1998. .Mr. Altig is a Certified Public Accountant and is a graduate of the University of Hawaii.

Audit Committee and Financial Expert

The Company has an Audit Committee that oversees the Company's corporate accounting and financial reporting. Three directors comprise the Audit Committee: Ann Randolph (Chairman), Edward Sigmond and Thomas Page, a certified public accountant. The Board of Directors annually reviews the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the NASDAQ listing standards. The Board of Directors has determined that Thomas Page qualifies as an "audit committee financial expert," as defined in the applicable SEC ruled. The board made a qualitative assessment of Mr. Page's level of knowledge and experience based on a number of factors, including his formal education and experience as a financial expert and his prior experience as a certified public accountant.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation received for the fiscal years ended November 30, 2004, 2003, and 2002 for services rendered to the Company in all capacities by the Company's Chief Executive Officer and any officer with total annual salary and bonus over $100,000 per year.

		Annual Compensation			Long Term Compensation Awards

Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compensation ($)	Restricted stock award(s) ($)	Securities Options/SARs (#)

W. Gerald Newmin, Co-Chairman of the Board, Chief Executive Officer, President, Treasurer, Secretary and Director	2004 2003	-0- -0-	-0- -0-	$66,750 (1) $45,625(1)	-0- -0-	50,000 -0-

Gregory F. Szabo President, Treasurer, Director (2)	2004 2003	$225,000 $149,662	-0- -0-	$11,500(1) $38,500(1)	-0- -0-	-0- -0-

Ronald A. Faris Chief Science Officer, Senior Vice President	2004 2003	$145,542 $161,300	$50,000 -0-	-0- -0-	-0- -0-	100,000

Janice D. DiPietro Chief Financial Officer(3)	2004	$46,676	-0-	$9,375(4)	-0-	-0-
(1)

Represents the fair market value of shares of our common stock paid in lieu of cash based on the closing market price of our common stock on the date of approval by our board of directors. A total of 32,294; 191,751; and 91,731 shares were issued to Mr. Newmin in fiscal 2004, 2003, and 2002 respectively, and a total of 4,466; 162,402; and 94,990 shares were issued to Mr. Szabo in fiscal 2004, 2003, and 2002 respectively.

(2)	Mr. Szabo resigned as an officer and Director of our Company effective March 31, 2004.
(3)	Dr. DiPietro was elected Chief Financial Officer of our Company on July 9, 2004.
(4)	Represents fees paid to Tatum CFO Partners, LLP of which Dr. DiPietro is a Managing Partner.

Stock Option Grants in Fiscal Year 2005

The Company grants options to its executive officers under its 2004 Equity Incentive Plan. As of June 21, 2005, options to purchase a total of 1,880,000 shares were outstanding under the Incentive Plan and options to purchase 5,120,000 shares remained available for grant under the plan.

The following tables show for the fiscal year ended November 30, 2004, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers:

	Individual Grants

Name	Number of Securities Underlying Options/ SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise Or Base Price ($/Sh)	Expiration Date

W. Gerald Newmin	150,000	50,000	$1.485	9/16/2009
Ronald A. Faris	390,000	100,000	$3.05	2/27/2009
Janice D. DiPietro	40,000	40,000	$.80	12/7/2009

Stock Option Exercises and Fiscal Year-end Values

The following table presents information for the Named Executive Officers with respect to stock options exercised during fiscal year 2004 and unexercised options held as of the end of the fiscal year.

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Aggregated Option Exercises In Fiscal Year 2004 And Fiscal Year End Option Values

Name	Shares Acquired On Exercise (#)	Value Realized by Company ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End 11/30/04 Exercisable/Unexercisable	Exercise Price Value of Unexercised In-the-Money Options at Fiscal Year End ($)Exercisable/Unexercisable

W. Gerald Newmin	65,000	$68,250	102,778/47,222	$61,250/63,750
Ronald A. Faris	6,000	$2,400	252,333/141,667	$177,183/255,417

Compensation of Directors

Our bylaws authorize our board of directors to fix the compensation of directors for services related to their membership in board committees and allow the reimbursement of expenses of directors for their attendance at each meeting of our board of directors. On February 15, 2000, the board of directors resolved that each board member would receive the equivalent of $2,000 in our common stock for each board meeting in which such director participates. On June 15, 2004, the Board of Directors resolved to increase the compensation of directors to the equivalent of $3,000 in our common stock for each board meeting in which such director participates. Members of the Audit Committee receive the equivalent of $4,000 (Chairman) and $1,000 (member) in our common stock for each audit committee meeting in which such director participates. Members of the Nominating, Corporate Governance and Compensation Committee receive equivalent of $2,000 (Chairman) and $1,000 (member) in our common stock for each compensation committee meeting in which such director participates. The number of shares issued for each meeting is based upon the closing price of our common stock on the date of the Board Meeting in question.

In addition to the per meeting stock grants, during fiscal year 2004, six members of the Scientific Advisory Board were each granted 30,000 options at $1.25 and $1.05 which vest over a three year period and expire June 14, 2009 and October 19, 2009. The Board of Directors were each granted options for 50,000 shares of common stock at $1.35 per share. These options vest over three years and will expire on September 15, 2009. New members of the MultiCell Board of Directors are granted 50,000 options at the then market price. As such, Mr. Page was granted 50,000 options on September 11, 2003 at $.875 that vest over a three year period and expire September 11, 2007, and Mr. Chang was granted 50,000 options on June 15, 2004 at $1.25 per share that vest over a three year period and expire on June 14, 2007.

During the six months ended May 31, 2005, in addition to the per meeting stock grants, two directors received 26,250 shares of common stock for consulting services rendered. The Company also granted options to purchase 50,000 shares of common stock to a member of the Company's Board of Directors at an exercise price of $1.10 per share.

Employment, Severance and Change of Control Agreements

Effective February 10, 2005 the Company entered into an employment agreement with Stephen Chang, Ph.D., as President, and a director and consulting agreement with Anthony Cataldo. Under the terms of these agreements both Dr. Chang and Mr. Cataldo will be paid $15,000 per month in a combination of stock and cash, plus directors fees of $3,000 for each board meeting attended. In the event that the Company terminates Dr. Chang's employment, without Cause (as defined in the agreements), or terminates his employment for Good Reason, he shall be entitled to receive severance pay in the form of salary continuation then in effect, less applicable deductions and withholdings, for a period of six (6) months. Dr. Chang was issued one million stock options under the Company's equity incentive plan at $1.40 per share, the fair market value on date of grant. The stock options will vest monthly over three years and expire in five years. Mr. Cataldo was granted a warrant to purchase two million shares of the Company's common stock at an exercise price of $1.40 per share. One million shares become exercisable in equal monthly installments over three years, or earlier in the event the remaining one million become exercisable as set forth below. Upon the closing of a round of equity financing that has been arranged by Mr. Cataldo with investors that were first introduced to the Company by Mr. Cataldo, equal to at least ten million dollars ($10,000,000) on terms acceptable to the Board, one million (1,000,000) shares subject to the warrant shall become exercisable thirty (30) days after the closing date of such round of financing. Mr. Cataldo also received 50,000 stock options for joining the Company's board of directors at an exercise price of $1.40 per share, the fair market value on the date of grant. Mr. Cataldo also received a $150,000 payment under his agreement for services rendered in connection with the Company's $4,000,000 fundraising. Mr. Cataldo's consulting services under his agreement may be terminated only for cause, as defined in the agreement.

On May 26, 2005, the Company executed a new employment agreement with Ronald Faris, Ph.D., continuing his employment as Senior Vice President and Chief Science Officer. The agreement is for a term of three years and may be cancelled by Dr. Faris or by the Company at any time. The agreement provides for a base salary of $175,000 per year plus participation in the Company's bonus and compensation programs for executive management, if and when established. In addition, Dr. Faris received a stock option (the "Option") to purchase 200,000 shares of the Company's common stock, at an exercise price of $1.40 per share. The Option will be exercisable for a period of five years and will vest monthly in equal installments over the three year term of the agreement. The agreement also provides that Dr. Faris shall be eligible to participate in any executive benefit plan made available to the Company's executive or key management employees, including paid vacation and medical insurance.

In the event Dr. Faris is terminated without cause (as defined in the agreement) or he terminates his employment for good reason (as defined in the agreement), Dr. Faris is entitled to receive severance pay equal to six months of his base salary then in effect. In addition, for a period of one year after his employment with the Company ends, Dr. Faris has agreed not to solicit the Company's employees, consultants, customers, suppliers or distributors.

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SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 21, 2005 , certain information as to shares of our common stock owned by (i) each person known to beneficially own more than 5% of the outstanding common stock, (ii) each of our directors, and named executive officers, and (iii) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each named beneficial owner is the same as that of our principal executive offices located at 701 George Washington Highway, Lincoln, RI, 02865.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage of Class Beneficially Owned

W. Gerald Newmin (3)	5,783,417	18.30%
Edward Sigmond (4)	95,545	0.30%
Ann Ryder Randolph (5)	232,288	0.73%
Ronald A. Faris (6)	829,831	2.39%
Thomas A. Page (7)	756,327	2.39%
Stephen Chang, Ph.D. (8)	1,166,986	3.69%
Janice DiPietro (9)	50,000	0.16%
Monarch Pointe Fund, LTD (10)	2,572,853	8.14%
David Firestone (11)	3,056,738	9.67%
Anthony J. Cataldo	50,000	0.16%
All executive officers and directors as a group (eight persons)	8,964,394	28.37%

(1)

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the Commission, shares of common stock that each named person and group has the right to acquire within 60 days pursuant to options, warrants, or other rights, are deemed outstanding for purposes of computing shares beneficially owned by and the percentage ownership of each such person and group. Applicable percentages are based on 31,593,063 shares outstanding on June 21, 2005, adjusted as required by rules promulgated by the SEC.

(2)	Unless otherwise noted, all shares listed are owned of record and the record owner has sole voting and investment power, subject to community property laws where applicable.
(3)

Includes 803,386 shares of our common stock owned by Mr. Newmin's spouse, over which Mr. Newmin disclaims beneficial ownership. Includes 127,500 shares issuable under options, which are exercisable within 60 days of June 21, 2005 and 1,926,118 shares in the form of convertible notes and warrants.

(4)	Includes 12,500 shares issuable under options, which are exercisable within 60 days of June 21, 2005.
(5)	Includes 63,888 shares issuable under options, which are exercisable within 60 days of June 21, 2005.
(6)	Includes 179,667 shares issuable under options which are exercisable within 60 days of June 21, 2005.
(7)	Includes 41,667 shares issuable under options which are exercisable within 60 days of June 21, 2005 and 350,000 shares in the form of warrants.
(8)	Includes 150,278 shares issuable under options which are exercisable within 60 days of June 21, 2005.
(9)	Includes 8,332 shares issuable under options which are exercisable within 60 days of June 21, 2005.
(10)

Includes an estimated 898,530 shares of common stock issuable upon the conversion of outstanding shares of our Series I Preferred Stock, and 372,895 shares of common stock issuable upon exercise of an outstanding warrant. Assumes a conversion price of $1.00 on the Series I Preferred Stock, which would be the applicable conversion price if the conversion occurred as of the date of this report. The selling stockholder has agreed not to convert Series I shares or to exercise warrants to the extent such holder's beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding. Also included are 874,909 shares of common stock, 295,281 of common stock warrants which are exercisable at $1.00 per share and 131,236 common stock warrants which are exercisable at $1.50 per share acquired on February 11, 2005. The address for this selling stockholder is c/o MAG Capital, LLC, 555 South Flower Street, Suite 4200 Los Angeles, CA 90071.

(11)

David F. Firestone is the managing member of MAG Capital, LLC, a California limited liability company ("MAG"). Mercator Momentum Fund, L.P. and Mercator Momentum Fund III, L.P. are private investment limited partnerships organized under California law. The general partner of each fund is MAG. Monarch Pointe Fund, Ltd. is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of Monarch Pointe Fund, Ltd. Assumes a conversion price of $1.00 on the Series I Preferred Stock, which would be the applicable conversion price if the conversion occurred as of the date of this report. The selling stockholder agreed not to convert Series I shares or to exercise warrants to the extent such holder's beneficial ownership of common stock will exceed 9.99% of the common stock then outstanding. The address for the selling shareholder is c/o MAG Capital, LLC, 555 South Flower Street, Suite 4200 Los Angeles, CA 90071.

(12)	Includes 5,556 shares issuable under options which are exercisable within 60 days of June 21, 2005.

___________________________________________________________________________

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From August 2001 through November 2003, the Company borrowed an aggregate of $1,858,500 in order to finance the acquisition of MultiCell and for working capital. Of this amount, the Company borrowed $736,000 from Mr. Newmin, our Co-Chairman and Chief Executive Officer, and $50,000 from Mr. Szabo, Exten's former President. The notes bear interest at the rate of 10% per annum, with all principal and accrued interest originally due and payable in August 2004 and various dates in 2005. During 2003, Mr. Newmin converted $157,000 of his loans plus accrued interest and Mr. Szabo converted his entire loan plus accrued interest into shares of MultiCell Technologies, Inc. common stock. Mr. Newmin received a total of 207,261shares and Mr. Szabo received 60,931 shares of stock. During the fiscal year ended November 30, 2004, Mr. Newmin converted $129,000 of his loans plus accrued interest into 141,140 shares of MultiCell Technologies, Inc. common stock.

The remainder of Mr. Newmin's loans, originally due August 4, 2004, were extended for one additional year, to August 3, 2005. The loans may be converted prior to maturity into shares of our common stock at $1.00 per share. In addition, Mr. Newmin received warrants to purchase 1,372,000 shares of our common stock, respectively, at an exercise price of $.50 per share.

On June 9, 2004, the Company entered into an agreement with Tatum Partners, LLP of Boston, MA to retain the services of Ms. Janice DiPietro as the Company's Chief Financial Officer. Under the terms of the agreement, the Company will compensate Ms. DiPietro at a rate of $1,667 per day and provides for a cash bonus or equity incentive payment to Ms. DiPietro. Ms. DiPietro has agreed to share any equity compensation with Tatum Partners, LLP and is eligible for any employee benefits provided by the Company. The Company entered into a second agreement with Tatum Partners LLP on February 3, 2005 in connection with providing assistance to the Company in the area of compliance with the Sarbanes Oxley Act of 2002. This agreement stipulates a rate of $1,500 per day.

Mr. Newmin's wife, Barbara Corbett, provides investor relations consulting services to the Company. Ms. Corbett is compensated on an hourly basis and is paid in common stock of the Company. For the fiscal year ended November 30, 2004 Ms. Corbett was issued an aggregate of 11,444 shares of the Company's common stock for services rendered.

On September 7, 2005, MultiCell Immunotherapeutics, Inc. ("MCTI"), a subsidiary of the Company, entered into an Asset Contribution Agreement with the Company, Alliance Pharmaceutical Corp. ("Alliance"), and Astral, Inc. ("Astral," and together with Alliance, "Transferors") (the "Agreement"). Pursuant to the Agreement, MCTI issued 490,000 shares of common stock to Alliance in consideration for the acquisition of certain assets (including intellectual property, laboratory equipment and furniture) and the assumption of certain liabilities relating to Transferors' business . The intellectual property acquired by MCTI includes ten United States and twenty foreign issued and pending patents and patent applications related to chimeric antibody technology, treatment of type 1 diabetes, T-cell tolerance, toll-like receptor technology, dendritic cells, dsRNA technology and immunosuppression. The 490,000 shares of MCTI's common stock represent 49% of the outstanding shares of MCTI, as of the closing of the transaction. As part of the acquisition, the Company has guaranteed the obligations of MCTI related to the assumption of certain liabilities relating to Transferors' business . Prior to the closing of the Acquisition, Stephen Chang, a director and the President of the Company, served as the President and Chief Executive Officer of Astral on a one-day per week basis. As part of MCTI's assumption of certain liabilities of Transferors, MCTI assumed liabilities owed by Astral to Mr. Chang in the amount of $200,000. The $200,000 assumed by MCTI will be paid to Mr. Chang over time as determined by the board of directors of the Company, with Mr. Chang abstaining from voting thereon. In addition, MCTI hired two scientists of Astral as part of the Acquisition. The Acquisition closed on September 7, 2005, the date of execution of the Agreement.

See also "Employment, Severance and Change of Control Agreements".

DESCRIPTION OF SECURITIES

The following description summarizes some of the terms of our capital stock and provisions of our amended Certificate of Incorporation and Bylaws, which have previously been filed with the Commission, and is qualified in its entirety by reference to our amended Certificate of Incorporation and Bylaws.

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this prospectus, there were 31,593,064 shares of our common stock outstanding and held of record by 1,256 holders.

___________________________________________________________________________

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of our common stock are entitled to receive such lawful dividends as may be declared by our board of directors. In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock shall be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and shares of common stock to be issued pursuant to this registration statement will be fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares of preferred stock without any further vote or action by stockholders. These rights and preferences include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

Series I Convertible Preferred Stock

On July 13, 2004, we completed the sale in a private placement of 20,000 shares of Series I convertible preferred stock, at a price of $100 per share. The Series I shares are convertible at any time into common stock at 80% of the average trading price of the lowest three inter-day trading prices of the common stock for the ten trading days preceding the conversion date, but at an exercise price of no more than $1.00 per share and no less than $0.25 per share. The Series I preferred stock described does not have voting rights, but does have conversion rights which could adversely effect the voting power or dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of our company.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203 of the Delaware General Corporation Law, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for monetary damages for breach of fiduciary duty as a director. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, the payment of a dividend or approval of a stock repurchase which is deemed illegal or an improper personal benefit that is obtained. Article TENTH of our amended Certificate of Incorporation includes the following language limiting the liability of, and providing indemnification for, directors.

___________________________________________________________________________

A Director of the Corporation shall not be personally liable to the Corporation or its Shareholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Directors duty of loyalty to the Corporation or its Shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit (the "Director Liability Provision").

This provision in the Certificate of Incorporation does not eliminate the director's fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to our Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our Company as discussed in the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. We believe that our Certificate of Incorporation provisions are necessary to attract and retain qualified persons as directors and officers.

PLAN OF DISTRIBUTION

The Selling Stockholders may offer all or a portion of their shares offered by this prospectus for sale, from time to time, pursuant to this prospectus, in one or more private negotiated transactions, in open market transactions in the over-the-counter market, or otherwise, or by a combination of these methods, at fixed prices, at market prices prevailing at the time of the sale, at prices related to such market prices, at negotiated prices or otherwise. The Selling Stockholders may effect these transactions by selling shares directly to one or more purchasers or through broker-dealers or agents. The compensation to a particular broker-dealer or agent may be in excess of customary commissions.

To our knowledge, the Selling Stockholders have not made any arrangements with any brokerage firm for the sale of the shares. The Selling Stockholders have advised us that they presently intend to dispose of the shares through broker-dealers in ordinary brokerage transactions at market prices prevailing at the time of the sale. However, depending on market conditions and other factors, the Selling Stockholders may also dispose of the shares through one or more of the other methods described above.

The Selling Stockholders may be considered "underwriters" within the meaning of the Securities Act in connection with the sale of their shares. Any broker-dealers or agents who act in connection with the sale of the shares may also be deemed to be underwriters. Profits on any resale of the shares by the Selling Stockholders and any discounts, commissions or concessions received by such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Because the Selling Stockholders may be considered to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, the Selling Stockholders may be subject to the prospectus delivery requirements of Section 5 of the Securities Act for transactions involving the sale of our common stock.

The Selling Stockholders are subject to the applicable provisions of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder, including Regulation M. Regulation M may limit the timing of purchases and sales of any of the shares of our common stock by the Selling Stockholders and any other person distributing our common stock. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period beginning five business days prior to the commencement of such distribution and ending upon such person's completion of participation in the distribution. All of the foregoing may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock. Rules 101 and 102 of Regulation M, among other things, generally prohibit certain participants in a distribution from bidding for, purchasing or inducing any person to bid for or purchase any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

The shares offered hereby are being registered pursuant to our contractual obligations and we have agreed to pay the expenses of the preparation of this prospectus.

___________________________________________________________________________

SELLING STOCKHOLDERS

We are registering the resale of up to 24,439,619 shares of our common stock on behalf of the selling stockholders named below. Of this amount, 8,000,000 shares are issuable upon conversion of shares of our Series I convertible preferred stock and 1,000,000 shares are issuable upon exercise of common stock warrants, all of which were issued on July 13, 2004, in consideration of our receipt of $2 million in gross proceeds (the "Series I Financing"). The Series I preferred stock is convertible at any time, and has a floating conversion price equal to 80% of the three lowest inter-day trading prices of the common stock for the ten consecutive trading days preceding the conversion date, with a conversion price of no more than $1.00 per share and no less than $0.60 per share. As part of the financing, we issued warrants to the purchasers of the Series I preferred stock, exercisable until July 12, 2007, which entitle the holders to purchase an aggregate of 1,000,000 shares of common stock at the lower of $1.00 per share or the average of the ten closing prices of our common stock during the ten trading days preceding the exercise date.

From August 2001 to February 2003, we borrowed an aggregate of $1,858,500 from 29 lenders in order to finance the cash portion of the purchase price in the acquisition of MCT (the "Loan Transaction") and provide working capital. Except as noted below, each loan bears interest at the rate of 10% per annum and may be converted at any time prior to maturity at conversion rates ranging from $0.50 per share (if the conversion occurs within 12 months following issuance) to $1.00 per share (if the conversion occurs after 24 months following issuance). In addition, each lender received a warrant to purchase a number of shares of our common stock equal to two (2) shares for each dollar ($5.00) loaned to us, with an exercise price equal to $0.50 per share (except as otherwise noted below). In connection with the Loan Transaction, we agreed in the warrant to register the resale of the shares issuable upon exercise of the warrant. We have no obligation to register the resale of the shares issuable upon the conversion of the loans.

On February 11, 2005, the Company completed a private placement offering. Pursuant to subscription agreements, originally signed on January 29, 2005 and subsequently amended on February 11, 2005, with 11 accredited investors, the Company received an aggregate of $4,000,000, pursuant to Regulation D of the Securities Act of 1933, as amended, and issued an aggregate of 5,333,333 shares of common stock; three year warrants to purchase an aggregate of 3,600,000 shares of common stock at $1.00 per share and three year warrants to purchase an aggregate of 1,600,000 shares of common stock at $1.50 per share, pursuant to Regulation D of the Securities Act of 1933, as amended. After deducting issuance costs of $558,279 the Company received net proceeds of $3,441,721. In connection with the offering, the Company entered into a registration rights agreement with the investors and agreed to file a registration statement for the resale of the common stock and the shares issuable upon exercise of the warrants within 90 days of the date of the agreement. Pursuant to the terms of the registration rights agreement, the Company is required to have the registration statement declared effective by the Securities and Exchange Commission within 150 days from the date of filing. Effective February 11, 2005, in conjunction with this offering, the Company entered into a series of standstill agreements, originally signed on January 29, 2005 and subsequently amended on February 11, 2005, with 27 of its security holders, including seven members of the Board of Directors, wherein the security holders have agreed not to exercise an aggregate of 5,127,100 outstanding options and warrants to purchase shares of common stock, until such time as the Company had obtained stockholder approval to amend its certificate of incorporation to provide for additional authorized shares of common stock or until the stockholders approve a reverse split of the common stock. On May 18, 2005 the Company's stockholders approved a one- for -five reverse stock split of the Company's Common Stock.

The following table identifies the selling stockholders and indicates (i) the nature of any position, office or other material relationship that each selling stockholder has had with us during the past three years (or any of our predecessors or affiliates) and (ii) the number of shares and percentage of our outstanding shares of common stock owned by the selling stockholder prior to the offering, the number of shares to be offered for the selling stockholder's account and the number of shares and percentage of outstanding shares to be owned by the selling stockholder after completion of the offering.

___________________________________________________________________________

Name of Selling Stockholder	Shares Beneficially Owned Prior To Offering	Percent of Class of Shares Owned Before the Offering (A)	Maximum No. of Shares to be Sold in this Offering	Shares Beneficially Owned After the Offering	Percent of Class of Shares Owned After the Offering

Monarch Pointe Fund, Ltd. (1)	2,572,853	7.82%	2,572,853	0	*
Mercator Momentum Fund, L.P. (2)	1,425,432	4.40%	1,425,432	0	*
Mercator Momentum Fund III, L.P. (3)	982,311	3.06%	982,311	0	*
MAG Capital, LLC (4)	980,000	3.06%	980,000	0	*
Ascendiant Securities, LLC (5)	84,882	*	84,882	0	*
W. Gerald Newmin (i)(6)	5,701,010	17.13%	1,372,000	4,329,010	8.70%
Thomas Page (7)	732,010.	2.27%	350,000	382,010	*
George Colin (8)	820,000	2.59%	792,857	27,142	*
Candace Dyer (9)	1,311,372	4.14%	70,000	1,241,372	2.50%
Gregory F. Szabo (10)	340,000	1.07%	100,000	240,000	*
Barbara Corbett (11)	793,425	2.51%	62,000	731,425	1.47%
Bathgate Capital Partners (12)	33,333	*	33,333	0	*
Robert Goldsmith (13)	203,449	*	120,000	83,449	*
Jim Kalhorn (14)	99,645	*	67,500	32,145	*
Scott Brassfield (15)	328,739	1.03%	210,212	118,527	*
Cliffton L. Cooke (16)	200,000	*	200,000	0	*
Robert & Blake Shelton (17)	508,204	1.59%	322,500	185,704	*
Sasha Corp. Profit Sharing (18)	22,000	*	10,000	12,000	*
Sasha Corp. Pension Plan (19)	70,538	*	50,000	20,538	*
Patsy Millard (20)	16,100	*	10,000	6,100	*
Roger McDonald (21)	44,000	*	40,000	4,000	*
Kurt Lesh (22)	126,413	*	85,000	41,413	*
Larry Lake (23)	34,900	*	20,000	14,900	*
First Regional Bank FBO G. Driver (24)	20,000	*	20,000	0	*
First Regional Bank FBO J. Burns (25)	20,241	*	20,000	241	*
Sharon Donahoo (26)	130,000	*	40,000	90,000	*
Larry Dillon (27)	93,499	*	58,000	35,499	*
Shirley Corbett (28)	280,000	*	200,000	80,000	*
Paul Barich (29)	20,000	*	20,000	0	*
Craig Greene (30)	105,000	*	50,000	55,000	*
Robert Hinman (31)	17,983	*	10,000	7,983	*
Chris Hinman (32)	160,947	*	50,000	110,947	*
The Estate of Doug Egger (33)	184,500	*	60,000	124,500	*
Diane Palley (34)	10,000	*	10,000	0	*
W.F. Pittman (35)	274,533	*	200,000	74,533	*
Boand Automotive (36)	34,845	*	20,000	14,845	*
Telstar Limited (37)	1,316,666	4.17%	1,316,666	0	*
Golden Mist Ltd. (38)	526,666	1.67%	526,666	0	*
Search Capital (39)	790,000	2.50%	790,000	0	*
Anthony Capozza (40)	263,333	*	263,333	0	*
Steve Capozza (41)	263,333	*	263,333	0	*
Mark Elliot Schlanger (42)	263,333	*	263,333	0	*
Pentagon Special Purpose Fund (43)	1,316,666	4.17%	1,316,666	0	*
Asset Managers International, Ltd. (44)	2,633,333	8.33%	2,633,333	0	*
J.P Turner (45)	110,000	*	110,000	0	*
Capstone Investments (46)	100,000	*	100,000	0	*
Anthony J. Cataldo (i) (47)	166,662	*	166,662	0	*

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*	Represents less than 1%.
(A)	Based on 31,593,064 shares of common stock issued and outstanding as of June 21, 2005.

(1)

Represents up to 898,530 shares of common stock issuable upon conversion of Series I preferred stock and 372,895 shares of common stock issuable upon exercise of common stock warrants issued in conjunction with the Series I preferred stock, 874,909 shares of common stock, 295,281 of common stock warrants exercisable at $1.00 per share and 131,236 common stock warrants exercisable at $1.50 per share acquired on February 11, 2005. MAG Capital is the general partner of Monarch Pointe Fund, Ltd. David Firestone, as managing member of MAG Capital, LLC, and as a member of Mercator Group LLC, has voting and investment control over the shares held by Monarch Pointe Fund, Ltd. The selling stockholder has agreed not to convert shares of Series I preferred stock or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 9.99% of our common stock then outstanding.

(2)

Represents up to 536,593 shares of common stock issuable upon conversion of Series I preferred stock and 250,565 shares of common stock issuable upon exercise of common stock warrants issued in conjunction with the Series I preferred stock, 429,091 shares of common stock, 144,818 common stock warrants exercisable at $1.00 per share and 64,364 common stock warrants exercisable at $1.50 per share acquired on February 11. 2005. MAG Capital is the general partner of Mercator Momentum Fund, L.P. David Firestone, as managing member of MAG Capital, LLC, and as a member of Mercator Group LLC, has voting and investment control over the shares held by Mercator Momentum Fund, L.P. The selling stockholder has agreed not to convert shares of Series I preferred stock or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 9.99% of our common stock then outstanding.

(3)

Represents up to 365,472 shares of common stock issuable upon conversion of Series I preferred stock and 176,538 shares of common stock issuable upon exercise of common stock warrants issued in conjunction with the Series I preferred stock, 296,000 shares of common stock, 99,900 common stock exercisable at $1.00 per share and 44,400 common stock warrants exercisable at $1.50 per shares acquired on February 11, 2005. MAG Capital, LLC is the general partner of Mercator Momentum Fund III, L.P. David Firestone, as managing member of MAG Capital, LLC, and as a member of Mercator Group LLC, has voting and investment control over the shares held by Mercator Momentum Fund III, L.P. The selling stockholder has agreed not to convert shares of Series I preferred stock or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 9.99% of our common stock then outstanding.

(4)

Represents up to 200,000 shares of common stock issuable upon exercise of an outstanding warrant issued in conjunction with the Series I preferred stock, 540,000 common stock warrants exercisable at $1.00 per share and 240,000 common stock warrants exercisable at $1.50 per shares acquired on February 11, 2005. MAG Capital, LLC is the general partner of Monarch Pointe Fund, Ltd., Mercator Momentum Fund, LP, and Mercator Momentum Fund III, LP. David Firestone, as managing member of MAG Capital, LLC, and as a member of Mercator Group LLC, has voting and investment control over the shares held by these entities. The selling stockholder has agreed not to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 9.99% of our common stock then outstanding.

(5)	Represents 84,882 shares of common stock issued upon the exercise of a common stock warrant.
(6)

Includes (a) up to 543,000 shares which may be issued to Mr. Newmin upon his conversion of a $400,000 loan made to us in connection with the Loan Transaction, (b) up to 1,372,000 shares which may be issued to Mr. Newmin upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction (c) 793,425 shares of common stock owned by Mr. Newmin's spouse. The exercise price of the warrant is $0.50 per share. Mr. Newmin has been a director and our chairman of the board and chief executive officer since 1995. Mr. Newmin disclaims beneficial ownership of the shares owned by his spouse. Mr. Newmin is currently Co-Chairman, Chief Executive Officer and Secretary of the Company and is a Director. He has previously served as Chairman, Chief Executive Officer, President, Treasurer and Secretary.

(7)

Includes up to 350,000 shares which may be issued to Mr. Page upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share. Mr. Page has been a director of the Company since September 11, 2003 and serves on the Audit Committee and Nominating, Compensation and Corporate Governance Committees.

(8)

Includes up to (a) 200,000 shares that were acquired upon exercise of a three-year warrant with an exercise price of $0.50 per share and (b) up to 250,000 shares were acquired upon exercise of a three-year warrant with an exercise price of $0.60 per share. The foregoing warrants were issued to Mr. Colin pursuant to the terms of a settlement agreement, in which the parties' dispute regarding the conversion price of Mr. Colin's loan was resolved. The warrant issued to Mr. Colin in the Loan Transaction for 143,000 shares with an exercise price of $0.50 per share was cancelled pursuant to the settlement agreement.

(9)

Includes up to 70,000 shares which may be issued to Dr. Dyer upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(10)

Includes up to 100,000 shares that may be issued to Mr. Szabo upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share. Mr. Szabo became president, treasurer and a director of our Company in April 2001, president and CEO of Xenogenics in June 2000 and the CEO of the Company in September 2001, and served in such capacities until March 31, 2004. Mr. Szabo served as the Company's President from May 17, 2000 until March 31, 2004 and was a director.

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(11)

Represents up to 62,000 shares that may be issued to Ms. Corbett upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share. Does not include the shares of common stock owned by Ms. Corbett's husband, W. Gerald Newmin, our Chief Executive Officer, over which Ms. Corbett disclaims beneficial ownership. Ms. Corbett, a consultant to the Company, serves as director of investor relations.

(12)

Represents up to 33,333 shares that may be issued to Bathgate Capital Partners upon exercise of an outstanding warrant issued to them in connection with a consulting fee for arranging the Loan from Musculoskeletal Transplant Foundation. The exercise price of the warrant is $0.30 per share.

(13)

Includes 120,000 shares that were issued to Mr. Goldsmith upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(14)

Includes (a) up to 30,000 shares that may be issued to Mr. Kalhorn upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share, and (b) up to 37,500 shares which may be issued to Mr. Kalhorn upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.40 per share.

(15)

Includes (a) up to 174,000 shares that may be issued to Dr. Brassfield upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share, (b) up to 21,250 shares which may be issued to Dr. Brassfield upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.40 per share, (c) up to 14,962 shares which may be issued to Dr. Brassfield upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.30 per share, and (d) 14,962 shares issuable to Dr. Brassfield upon his conversion of a loan made to us in connection with the Loan Transaction. Dr. Brassfield serves as a director for our Xenogenics subsidiary.

(16)

Includes up to 200,000 shares that may be issued to Mr. Cooke upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(17)

Includes (a) up to 210,000 shares that may be issued to Mr. & Mrs. Shelton upon their exercise of an outstanding warrant issued to them in connection with the Loan Transaction, with an exercise price of $0.50 per share, and (b) up to 112,500 shares which may be issued to Mr. & Ms. Shelton upon their exercise of an outstanding warrant issued to them in connection with the Loan Transaction, with an exercise price of $0.40 per share.

(18)

Includes up to 10,000 shares that may be issued to Sasha Corporation Profit Sharing upon its exercise of an outstanding warrant issued to it in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(19)

Includes up to 50,000 shares that may be issued to Sasha Corporation Pension Plan upon its exercise of an outstanding warrant issued to it in connection with the Loan Transaction.. The exercise price of the warrant is $0.50 per share.

(20)

Includes 10,000 shares that were issued to Mrs. Millard upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(21)

Represents 40,000 shares that were issued to Mr. McDonald upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(22)

Includes (a) up to 60,000 shares that may be issued to Dr. Lesh upon his exercise of outstanding warrants issued to him in connection with the Loan Transaction with an exercise price of $0.50 per share, and (b) up to 25,000 shares which may be issued to Dr. Lesh upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction with an exercise price of $0.40 per share.

(23)

Includes up to 20,000 shares that may be issued to Mr. Lake upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(24)

Represents 20,000 shares that were issued to First Regional Bank FBO G. Driver upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(25)

Includes 20,000 shares which were issued to First Regional Bank FBO J. Burns upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(26)

Includes up to 40,000 shares that may be issued to Ms. Donahoo upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share. Ms. Donahoo is a former vice-president of the Company.

(27)

Includes up to 58,000 shares that may be issued to Mr. Dillon upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(28)

Includes up to 200,000 shares that may be issued to Ms. S. Corbett upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share. Ms. S. Corbett is the mother of Barbara Corbett, Mr. Newmin's spouse.

___________________________________________________________________________

(29)

Includes up to 20,000 shares that may be issued to Mr. Barich upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(30)

Includes up to 50,000 shares that may be issued to Mr. Greene upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(31)

Includes up to 10,000 shares that may be issued to Mr. R. Hinman upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(32)

Includes up to 50,000 shares that may be issued to Mr. C. Hinman upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(33)

Includes up to 60,000 shares that may be issued to Mr. Egger's estate upon its exercise of an outstanding warrant issued to Mr. Egger in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(34)

Represents 10,000 shares that were issued to Ms. Palley upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(35)

Represents up to 200,000 shares that may be issued to Mr. Pittman upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(36)

Includes up to 20,000 shares that may be issued to Boand Automotive upon its exercise of an outstanding warrant issued to it in connection with the Loan Transaction. The exercise price of the warrant is $0.50 per share.

(37)

Includes 666,666 shares of common stock, 450,000 shares that may be issued to Telstar Limited upon exercise of an outstanding warrant with an exercise price of $1.00 per share, and 200,000 shares that may be issued to Telstar Limited upon its exercise of an outstanding warrant with an exercise price of $1.50 per share issued in connection with Telstar Limited's February 11, 2005 investment.

(38)

Includes 400,000 shares of common stock, 270,000 shares that may be issued to Golden Mist Ltd. Upon its exercise of an outstanding warrant with an exercise price of $1.00 per share and 120,000 shares that may be issued to Golden Mist Ltd. Upon its exercise of an outstanding warrant with an exercise price of $1.50 per share issued to it in connection with the February 11, 2005 investment by Golden Mist Ltd..

(39)

Includes 266,666 shares of common stock, 180,000 shares that may be issued to Search Capital upon its exercise of an outstanding warrant with an exercise price of $1.00 per share and 80,000 shares that may be issued to Golden Mist Ltd. Upon its exercise of an outstanding warrant with an exercise price of $1.50 per share issued to it in connection with the February 11, 2005 investment by Search Capital.

(40)

Includes 133,333 shares of common stock, 90,000 shares that may be issued to Anthony Capozza upon his exercise of an outstanding warrant with an exercise price of $1.00 per share and 40,000 shares that may be issued to Anthony Capozza upon its exercise of an outstanding warrant with an exercise price of $1.50 per share issued to it in connection with the February 11, 2005 investment by Anthony Capozza.

(41)

Includes 133,333 shares of common stock, 90,000 shares that may be issued to Steve Capozza upon his exercise of an outstanding warrant with an exercise price of $1.00 per share and 40,000 shares that may be issued to Steve Capozza upon its exercise of an outstanding warrant with an exercise price of $1.50 per share issued to it in connection with the February 11, 2005 investment by Steve Capozza.

(42)

Includes 133,333 shares of common stock, 90,000 shares that may be issued to Mark Elliot Schlanger upon his exercise of an outstanding warrant with an exercise price of $1.00 per share and 40,000 shares that may be issued to Mark Elliot Schlanger upon its exercise of an outstanding warrant with an exercise price of $1.50 per share issued to it in connection with the February 11, 2005 investment by Mark Elliot Schlanger.

(43)

Includes 666,666 shares of common stock, 450,000 shares that may be issued to Pentagon Special Purpose Fund, upon its exercise of an outstanding with an exercise price of $1.00 per share and 200,000 shares that may be issued to Pentagon Special Purpose Fund upon its exercise of an outstanding warrant with an exercise price of $1.50 per share issued to it in connection with the February 11, 2005 investment Pentagon Special Purpose Fund.

(44)

Includes 1,333,333 shares of common stock, 900,000 shares that may be issued to Asset Managers International, Ltd. Upon its exercise of an outstanding warrant with an exercise price of $1.00 per share warrant and 400,000 shares that may be issued to Asset Managers International, Ltd. Upon its exercise of an outstanding warrant with an exercise price of $1.50 per share issued to it in connection with the February 11, 2005 investment by Asset Managers International, Ltd. .

(45)

Represents up to 110,000 shares that may be issued to J.P. Turner upon exercise of an outstanding warrant issued in connection with a consulting agreement. The exercise price of the warrant is $0.05 per share.

(46)

Represents up to 100,000 shares that may be issued to Capstone Investments upon exercise of an outstanding warrant issued in connection with a consulting agreement. The exercise price of the shares issuable upon exercise of the warrant is $1.27 per share.

(47)

Represents up to 166,662 shares that may be issued to Anthony J. Cataldo, non-executive Co-Chairman of the Board upon exercise of an outstanding warrant issued in connection with a consulting agreement. The exercise price of the shares issuable upon exercise of the warrant is $1.40 per share.

___________________________________________________________________________

Unless noted otherwise, the individual or entity does not have a material relationship with the Company other than ownership of the securities indicated above.

LEGAL PROCEEDINGS

The validity of the shares of common stock offered by this prospectus which had been previously been registered on Form SB-2 filed with the Securities and Exchange commission on May 12, 2205 has been passed upon for us by Snell & Wilmer L.L.P., Irvine, California. The validity of the shares of common stock offered by this prospectus and issued in the February 2005 private placement, has been passed upon for us by Cooley Godward L.L.P., San Diego, California.

EXPERTS

The consolidated financial statements as of and for the years ended November 30, 2004 and 2003 included in this prospectus have been audited by J.H. Cohn LLP, independent registered public accounting firm, as stated in their report dated January 21, 2005 (except for Notes 15 (a), (b) and (c), as to which the date is February 10, 2005, and the effects of Note 15 (d), as to which the date is May 18, 2005) which is also included in this prospectus. Such financial statements have been so included in reliance upon the authority of such firm as experts in accounting and auditing.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, any interest, direct or indirect, in our company or any of our subsidiaries. Nor was any such person connected with us, or any of our subsidiaries, as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933, relating to the shares of our common stock being offered by this prospectus. For further information pertaining to our common stock and the shares of common stock being offering by this prospectus, reference is made to such registration statement. This prospectus constitutes the prospectus we filed as a part of the registration statement and it does not contain all information in the registration statement, certain portions of which have been omitted in accordance with the rules and regulations of the SEC.

In addition, we are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance with such requirements, we file reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters.

Reports and proxy and information statements filed under Section 14(a) and 14(c) of the Securities Exchange Act of 1934 and other information filed with the SEC as well as copies of the registration statement can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Midwest Regional Offices at 500 West Madison Street, Chicago, Illinois 60606. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1.800.SEC.0330 for further information on the operation of the public reference room. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov. Our common stock is traded on The Over The Counter Bulletin Board Market under the symbol "MCET."

Copies of our filings with the SEC are also available, free of charge, on our corporate website at http://www.multicelltech.com. The information found on our website is not incorporated by reference into this prospectus.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, CA 91204-2991.

-F 1-

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
MultiCell Technologies, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of MultiCell Technologies Inc. and Subsidiaries as of November 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MultiCell Technologies, Inc. and Subsidiaries as of November 30, 2004 and 2003, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ J. H. Cohn LLP

New York, NY
January 21, 2005, except
for Notes 15 (a), (b) and (c), as to which
the date is February 10, 2005, and the effects of
Note 15 (d), as to which the date is May 18, 2005

-F 2-

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MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Consolidated Balance Sheets
November 30, 2004 and 2003

ASSETS

	2004	2003

Current assets:
Cash and cash equivalents	$1,311,879	$1,058,960
Accounts and royalties receivable	94,518	4,586
Current portion of notes receivable	595,000	0
Other current assets	35,143	18,544

Total current assets	2,036,540	1,082,090

Equipment and improvements, net	106,078	123,932

License agreement, net of accumulated amortization of $424,886 and $292,454	2,008,507	2,140,939
Notes receivable, net of current portion	0	260,000
Other assets	98,142	123,692

Total Assets	$4,249,267	$3,730,653

See accompanying notes on consolidated financial statements.

-F 3-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Consolidated Balance Sheets
November 30, 2004 and 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003

Current liabilities:
Accounts payable and accrued expenses	$478,310	$625,002
Current portion of related party notes payable	400,000	21,000
Current portion of other notes payable	0	260,000
Current portion of deferred income	119,486	735,296
Other current liabilities	130,959	37,196

Total current liabilities	1,128,755	1,678,494
Non-current liabilities:
Notes payable, net of current portion	25,000	786,113
Deferred income, net of current portion	595,733	634,272
Other liabilities	4,733	172,603

Total non-current liabilities	625,466	1,592,988

Total liabilities	1,754,221	3,271,482

Minority interest	142,788	146,190

Commitments and contingencies

Stockholders' equity:
Preferred stock, $.01 per value: 1,000,000 shares authorized, 18,000 shares designated as Series I Convertible Preferred issued and outstanding, liquidation value $100 per share	180	0
Common stock, $.01 par value: 200,000,000 shares authorized, 25,096,688 and 23,563,282 shares issued and outstanding	250,966	235,633
Additional paid-in capital	22,788,234	17,329,246
Deferred compensation costs	0	(24,916)
Accumulated deficit	(20,687,122)	(17,226,982)

Total stockholders' equity	2,352,258	312,981

Total Liabilities and Stockholders' Equity	$4,249,267	$3,730,653

See accompanying notes on consolidated financial statements.

-F 4-

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MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Consolidated Statements of Operations
For The Years ended November 30, 2004 and 2003

	2004	2003

Revenue	$759,925	$365,166

Operating expenses:
Selling, general and administrative expenses	1,775,646	1,325,191
Research and development	804,761	482,309
Depreciation and amortization	169,739	166,387

Total operating expenses	2,750,146	1,973,887

Operating loss	(1,990,221)	(1,608,721)
Other income (expense):
Loss on sale of equipment	0	(1,522)
Interest expense	(85,950)	(205,144)
Amortization of discount on notes payable	(60,368)	(251,351)
Interest income	59,141	63,971
Amortization of discount on note receivable	30,000	30,000
Write-off of note receivable	0	(12,353)
Minority interest in net loss of subsidiary	3,402	1,067
Reversal of note receivable valuation allowance	305,000	0

Total other income (expense)	251,225	(375,332)

Net loss	(1,738,996)	(1,984,053)

Non-cash deemed dividend related to beneficial conversion feature of Series I Preferred stock	(1,721,144)	0

Net loss applicable to common stockholders	$(3,460,140)	$(1,984,053)

Basic net loss per share applicable to common stockholders	$(0.14)	$(0.09)

Weighted average number of common shares outstanding	24,323,709	21,217,380

See accompanying notes on consolidated financial statements.

-F 5-

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MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
For The Years ended November 30, 2004 and 2003

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Additional Paid-in Capital	Stock Subscriptions Receivable	Deferred Compensation Costs	Accumulated Deficit	Total Stockholders' Equity

Balance, November 30, 2002			20,204,981	$202,050	$15,532,206	$(70,000)	$(24,916)	$(15,242,929)	$396,411
Issuance of common stock for services			1,465,984	14,660	539,545				554,205
Partial extinguishment of receivable						13,000			13,000
Cancellation of stock subscriptions			(114,000)	(1,140)	(55,860)	57,000			0
Conversion of convertible notes payable			1,517,684	15,177	1,047,478				1,062,655
Stock options exercised			488,633	4,886	265,877				270,763
Net loss			-	-	-	-	-	(1,984,053)	(1,984,053)
Balance, November 30, 2003	0	$0	23,563,282	$235,633	$17,329,246	$0	$(24,916)	$(17,226,982)	$312,981
Issuance of preferred stock	20,000	200			1,713,949				1,714,149
Non-cash deemed dividend related to beneficial conversion feature of Series I Preferred stock					1,721,144			(1,721,144)	0
Conversion of preferred stock into common stock	(2,000)	(20)	244,444	2,444	(2,424)				0
Issuance of common stock for services			183,685	1,837	294,243				296,080
Options issued for services					530,575				530,575
Warrants issued for services					402,437				402,437
Conversion of convertible notes payable			776,877	7,768	586,638				594,406
Stock options and warrants exercised			328,400	3,284	212,426				215,710
Amortization of deferred compensation							24,916		24,916
Net loss								(1,738,996)	(1,738,996)

Balance, November 30, 2004	18,000	$180	25,096,688	$250,966	$22,788,234	$0	$0	$(20,687,122)	$2,352,258

See accompanying notes on consolidated financial statements.

-F 6-

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MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For The Years ended November 30, 2004 and 2003

	2004	2003

Cash flows from operating activities:
Net loss	$(1,738,996)	$(1,984,053)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	169,739	166,387
Amortization of discount on note receivable	(30,000)	(30,000)
Amortization of discount on notes payable	60,368	251,351
Write-off of note receivable	0	12,353
Amortization of deferred compensation	24,916	0
Common stock issued for services	296,080	554,205
Warrants issued for services	402,437	0
Options issued for services	530,575	0
Minority interest in loss of subsidiary	(3,402)	(1,067)
Loss on sale of equipment	0	1,522
Reversal of note receivable valuation allowance	(305,000)	0
Changes in operating assets and liabilities:
Accounts and royalties receivable	(89,932)	30,595
Other current assets	(16,599)	7,482
Other assets	25,550	(11,857)
Accounts payable and accrued expenses	(146,692)	50,898
Other current liabilities	93,763	2,729
Deferred income	(654,349)	1,339,468
Other liabilities	(73,444)	52,908

Net cash provided by (used in) operating activities	(1,454,986)	442,921

See accompanying notes on consolidated financial statements.

-F 7-

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MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For The Years ended November 30, 2004 and 2003 (Continued)

	2004	2003

Cash flows from investing activities:
Purchase of equipment	(19,454)	(6,614)
Proceeds from sale of assets	0	1,500
Principal payments on notes receivable	0	1,409

Net cash used in investing activities:	(19,454)	(3,705)

Cash flows from financing activities:
Proceeds from issuance of preferred stock, net	1,714,149	0
Proceeds from notes payable	78,500	325,481
Payments of notes payable	(281,000)	(33,392)
Proceeds from exercised options and warrants	215,710	270,763
Proceeds from subscribed stock	0	13,000

Net cash provided by financing activities	1,727,359	575,852

Net increase in cash and cash equivalents	252,919	1,015,068
Cash and cash equivalents, beginning of year	1,058,960	43,892

Cash and cash equivalents, end of year	$1,311,879	$1,058,960

Supplemental disclosures:
Interest paid	$58,635	$205,144

Non-cash transactions:
Conversion of convertible notes payable into common stock	$594,406	$1,062,655
Issuance of notes payable for accounts payable and accrued liabilities	0	$16,608
Cancellation of stock subscriptions	0	$57,000

See accompanying notes on consolidated financial statements.

-F 8-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003

Note 1 - Summary of Organization and Significant Accounting Policies

Organization - MultiCell Technologies, Inc. ("MultiCell"), which was named Exten Industries, Inc. until April 1, 2004, is in the business of the development and commercialization of hepatic cells, cell lines and associated products to be used in diagnostic and therapeutic applications. It acquired that business in September 2001 (see Note 5) and is generating revenues primarily from royalties derived from a manufacturing and distribution license agreement for its cell lines and from contractual research activities. MultiCell also operates two subsidiaries, MCT Rhode Island Corp. ("MCT"), which is a 100%-owned subsidiary formed on June 24, 2004 that has been inactive since its formation, and Xenogenics Corporation ("Xenogenics"), which is a 56.4%-owned subsidiary formed on June 24, 2004 that was incorporated in February 1997 to focus on the research and development of Sybiol technology. Xenogenics had not generated any revenues as of November 30, 2004. As used herein, the "Company" refers to MultiCell, together with MCT and Xenogenics. Management considers the Company's activities to be in one segment related to liver disease/ liver cell biotechnology.

Basis of Consolidation - The consolidated financial statements include the accounts of MultiCell Technologies Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reverse Stock Split - Common stock, additional paid-in capital and all share and per share date have been retroactively restated in the accompanying consolidated financial statements and these notes to reflect the effects of a one -for -five reverse stock split on May 18, 2005 as further described in Note 15 (d).

Cash and Cash Equivalents - The Company considers all unrestricted highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments - The carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued expenses and notes payable approximate fair market value because of the short maturity of those instruments.

Credit Risk - It is the Company's practice to place its cash equivalents in high quality money market securities with one major banking institution. Periodically, the Company maintains cash balances at this institution that exceeds the Federal Deposit Insurance Corporation insurance limit of $100,000 per bank. The Company considers its credit risk associated with cash and cash equivalents to be minimal. The Company does not require collateral from its customers. The Company closely monitors the extension of credit to its customers while maintaining an allowance for potential credit losses. On a periodic basis, management evaluates its accounts receivable and, if warranted, adjusts its allowance for doubtful accounts based on historical experience and current credit considerations. However, accounts receivable at November 30, 2004 consist primarily of amounts due under contractual agreements. In the opinion of management, all accounts receivable at November 30, 2004 and 2003, related to contractual agreements are collectible; accordingly, the Company recorded no allowance for doubtful accounts.

Revenue Recognition - The Company's revenues have been generated primarily from contractual research and royalties on the license for the sale of cells through its sale and distribution agreement with XenoTech LLC ("XenoTech"). Management believes such sources of revenue will be part of the Company's ongoing operations. In recognizing revenues the Company applies the guidance provided by SEC Staff Accounting Bulletin Topic 13, "Revenue Recognition" ("Topic 13"). Under the provisions of Topic 13, the Company recognizes revenue from commercial and government research agreements as services are performed, provided a contractual arrangement exists, the contract price is fixed or determinable and the collection of the contracted amounts is probable. In situations where the Company receives payment in advance of the performance of services, such amounts are deferred and recognized as revenue as the related services are performed. Deferred revenues associated with services expected to be performed within the 12-month period subsequent to the balance sheet are classified as current liabilities. Deferred revenues associated with services expected to be performed at a later date are classified as non-current liabilities.

-F 9-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 1 - Summary of Organization and Significant Accounting Policies (Continued)

Equipment and Improvements - Equipment and improvements are valued at cost. Improvements to leased properties are amortized using the straight-line method over their estimated useful lives or the remaining lease period, whichever is shorter. Depreciation for equipment and furniture is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years.

License Agreements - Costs incurred to obtain license agreements are capitalized. The Company amortizes these costs on a straight-line basis over the term of the respective license agreement. Amortization totaled $132,432 for each of the years ended November 30, 2004 and 2003.

Impairment of long-lived assets - The impairment of long-lived assets that do not have indefinite lives, such as equipment and license agreements, is recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts. The Company did not record any charges for the impairment of long-lived assets in 2004 or 2003.

Stock-Based Compensation - Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 has allowed an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion 25 ("APB 25"), "Accounting for Stock Issued to Employees". Entities electing to continue to use the intrinsic value method must make pro forma disclosures of net income or loss and earnings or loss per share as if a fair value method of accounting had been applied. The Company has elected to continue to account for its stock-based compensation to employees under APB 25. The required pro forma information is included in Note 13.

In accordance with the provisions of SFAS 123, all other issuances of common stock, stock options, warrants or other equity instruments to employees and non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Generally, the fair value of any options, warrants or similar equity instruments issued will be estimated based on the Black-Scholes option-pricing model.

Research and Development Costs - Research and development costs are expensed as incurred. Such costs are offset by proceeds from research grants.

Income Taxes - Deferred income taxes are provided for the estimated tax effects of temporary differences between income for tax and financial reporting. A valuation allowance is provided against deferred tax assets, where realization is uncertain. The income tax provision is the tax payable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Loss Per Share - The Company computes basic and diluted loss per share amounts for 2004 and 2003 pursuant to Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed by dividing the net loss applicable to common stockholders by the weighted average common shares outstanding during each period. The Company has incurred losses during the years ended 2004 and 2003. The assumed effects of the exercise of outstanding stock options and warrants, and the conversion of convertible notes payable and convertible preferred stock were anti-dilutive and, accordingly, diluted per share amounts equal basic loss per share amounts and have not been presented in the accompanying consolidated statements of operations. The total number of common shares potentially issuable upon exercise or conversion excluded from the calculation of diluted loss per share for the years ended November 30, 2004 and 2003 was 9,642,211 and 7,077,086 respectively.

-F 10-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 1 - Summary of Organization and Significant Accounting Policies (Continued)

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of these financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties - Management believes that the Company's cash balance as of November 30, 2004 combined with the proceeds from the private placement completed on February 11, 2005 (see Note 15) and the royalties to be received from XenoTech, will be sufficient to fund operations at least through November 30, 2005, based on its expected level of expenditures. However, on a long-term basis, the Company is dependent on its ability to obtain continued financing from investors and new research grants to sustain the development and other activities necessary to commercialize new products. Management is seeking additional financing in order to fund its future activities. There is no assurance, however, that such financing will be available, if and when needed, or if available, that such financing will be completed on commercially favorable terms, or that such development and other activities in connection with its planned products will be successful.

Environmental Remediation - Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the Company's commitment to a formal plan of action. As of November 30, 2004, no amounts have been accrued for environmental liabilities.

Note 2 - Notes Receivable

As of November 30, 2000, in connection with a letter of intent to purchase the outstanding common stock of Lexicor Medical Technology ("Lexicor"), the Company advanced a total of $600,000 for a note receivable from Lexicor and 16,667 common stock warrants. The Company allocated $17,500 to the warrants resulting in a discount on the note. The note has a stated interest rate of 10% per annum. Principal and interest were due and payable on May 31, 2001; however, according to its terms the note was automatically extended with principal and interest due January 2, 2005. Based upon Lexicor's financial condition as of November 30, 2001, the Company provided a valuation allowance of $305,000, thereby reducing the carrying amount of this long-term note receivable to $230,000. Lexicor made all the required interest payments through November 30, 2004 and it repaid the entire principal balance plus interest on January 7, 2005. As a result, the Company recognized in fiscal 2004 a credit of $305,000 from the reversal of the valuation allowance.

As of April 17, 2001, in connection with a letter of intent to purchase Armstrong Industries, Inc., ("Armstrong") the Company advanced $15,000 to Armstrong for a note receivable that was due May 1, 2002. On June 27, 2002, the Company informed Armstrong that it no longer had any intention of acquiring them. Interest is due from June 1, 2001 on the unpaid principal at the rate of 12% per annum. Armstrong was unable to repay the note in full. The Company agreed to a monthly payment schedule to repay the debt. Beginning June 15, 2002, Armstrong agreed to pay $558.67 per month for 33 months. On August 15, 2003, after not having received a payment for six months, the Company decided to declare the note in default and wrote off the $12,353 balance of the note as a bad debt.

-F 11-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 2 - Notes Receivable (Continued)

Notes receivable at November 30, 2004 and 2003 are comprised as follows:

	2004	2003

Notes receivable	$600,000	$600,000
Less: discounts to net present value	(5,000)	(35,000)
Less: valuation allowance	$0	(305,000)

Net notes receivable	595,000	260,000
Less: current portion	595,000	0

	$0	$ 260,000

-F 12-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 3- Equipment and Improvements

Equipment and improvements are valued at cost, less accumulated depreciation and amortization is comprised as follows:

	2004	2003

Lab equipment	$207,888	$193,720
Furniture and fixtures	29,069	27,109

Equipment	18,183	15,183
Leasehold improvements	42,950	42,625

	298,090	278,637

Less: Accumulated depreciation and amortization	192,012	154,705

Equipment and Improvements, net	$106,078	$123,932

Depreciation and amortization expense for equipment and improvements totaled $37,307 in 2004 and $34,063 in 2003.

Note 4 - Real Estate Held for Sale

The Company owns a parcel of undeveloped land near the Grand Canyon. The land was originally purchased in February 1992 for $1,654,000. During the fiscal year ended November 30, 1995, the Company tested the land for impairment and expensed all but the remaining fair market value of $47,200. The Company is currently in arrears on property taxes and interest in the amount of $177,000. A tax sale for property taxes is pending and as management has been unable to obtain an appraisal of the fair market value of the land, no decision has been made as to whether to pay the taxes in arrears. Real estate held for sale is included in other assets and unpaid property taxes are included in accrued expenses.

-F 13-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 5 - License Agreement

In September 2001, MultiCell completed the purchase of its cell line business and, as a result, it acquired an exclusive license agreement with Rhode Island Hospital for the use of four patents owned by the hospital for the use of four patents owned by the hospital related to liver cell lines and liver assist devices. The primary patent acquired and being utilized is for immortalized hepatocytes (see Note 6). The license agreement had a net carrying value of $2,008,507 and $2,140,939 as of November 30, 2004 and 2003, respectively, which represented the original cost of $2,433,343 allocated in connection with the acquisition, net of accumulated amortization of $424,886 and $292,454 at November 30, 2004 and 2003, respectively. The license agreement is being amortized over an estimated useful life of approximately 18 years. Amortization expense totaled $132,432 for each of the years ended November 30, 2004 and 2003. The Company will pay the hospital a 5% royalty on net sales derived from licenses based upon the patented technology, until it has paid a total of $550,000. As of November 30, 2004, no significant payments had been made under this license agreement. After royalties totaling $550,000 have been paid, the Company pays a 2% royalty instead of a 5% royalty for the life of the patent.

Note 6- XenoTech Agreement

In August, 2003, MultiCell signed an exclusive sales, manufacture and distribution agreement for the use of its cell lines by XenoTech, an unrelated party. The agreement, which is for a term of seven years, required XenoTech to make an initial non refundable payment of $800,000 to MultiCell in August 2003. This payment represented consideration for and a guarantee of Nosan's (XenoTech's distributor) right of first negotiation for distribution rights for the Asia Pacific Rim, should MultiCell successfully complete the development of its cell lines for the production of proteins, other cellular constituents and or drug like molecules. This $800,000 payment is being recognized by the Company as revenue over the 7 year term of the agreement.

Additional consideration under the August 2003 agreement included a $700,000 royalty prepayment. This prepayment is an advance against the minimum royalty payment of $800,000 for the first royalty period, which was 16 months, culminating on November 30, 2004. The subsequent 5 royalty periods will be 12 months and the last royalty period will be 8 months. XenoTech must bear all the costs for its manufacturing and sales activities and make specified minimum periodic royalty payments that total $18 million over the 7 year term of the agreement to maintain distribution exclusivity. The agreement requires XenoTech to make royalty payments to MultiCell of 17.5% of net sales for the direct sale of its cells and 34% of net sales derived from any sublicense agreements. The $700,000 advance was recognized as revenue over the initial 16 month period, ending November 30, 2004, as an offset to the $800,000 minimum royalty due for this period. As of November 30, 2004 a receivable of $94,518 representing the balance due under the minimum royalty of $100,000 less actual royalty payments of $5,482 received from XenoTech has been recorded.

-F 14-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 7 - Income Taxes

The Company provides for income taxes using an asset and liability based approach. Deferred income tax assets and liabilities are recorded to reflect the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company had net deferred tax assets of approximately $4,342,400 and $3,910,800 at November 30, 2004 and 2003 relating primarily to the net operating loss carry-forwards generated by its operations. For financial statement purposes, the deferred tax assets have been fully offset by valuation allowances due to the uncertainties related to the extent and timing of the Company's future taxable income.

A reconciliation of the expected income tax benefit at the U.S. Federal income tax rate to the income tax benefit actually recognized for the years ended November 30, 2004 and 2003 is set forth below:

	2004	2003

Expected income tax benefit	$(591,259)	$(674,578)

Tax effect of nondeductible permanent differences	223,849	86,578
State income benefit, net of federal tax	(64,200)	(102,800)
Increase in valuation allowance	431,610	690,800

Income tax benefit	$0	$0

The Company's net operating loss carry-forwards expire as follows:

Year Loss Generated	Balance of Loss Carry-forwards	Year of Expiration

November 30, 1999 and prior	$5,264,158	2008 through 2019
November 30, 2000	1,025,963	2020
November 30, 2001	1,604,660	2021

-F 15-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 7 - Income Taxes (Continued)

November 30, 2002	1,516,313	2022
November 30, 2003	369,377	2023
November 30, 2004	1,815,312	2024

	$11,595,783

Note 8 - Lease Commitments

The Company and its two subsidiaries lease a Warwick, Rhode Island facility that houses activities related to administration, research and development and manufacturing of human cells and cell lines. The Company had an operating lease that required aggregate monthly payments of $4,863 until it expired on July 31, 2004. The Company has leased the facility on a month to month basis since August 1, 2004. The Company is currently negotiating a new lease. The Company's future rental commitments under all of its other operating leases for equipment subsequent to November 30, 2004 total $2,379 in 2005 and $1,983 in 2006.

Rent expense under the Company's operating leases was $58,629 and $54,493 for the fiscal years ended November 30, 2004 and 2003, respectively

Note 9 - Notes Payable

Notes payable at November 30, 2004 and 2003 consisted of the following:

	2004	2003

Xenogenics convertible promissory note payable with interest at 10%, due on April 17, 2001	$0	$10,000

-F 16-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 9 - Notes Payable (Continued)

Xenogenics convertible promissory note payable to a related party with interest at 8%, due on November 10, 2000	0	15,000

Promissory note payable to a medical supplier with interest at 5.25%, due on or before February 9, 2004	0	125,000

Convertible promissory notes payable to investors with interest at 10%, due on varying dates in 2004, 2005 and 2006 (A) (D)	0	127,481

Convertible notes payable to a related party with interest at 10%, due in 2007	0	21,000

Convertible promissory notes payable to related parties with interest at 10%, due on varying dates in 2004 and 2005 (B) (C) (D)	425,000	689,000

Promissory note payable with interest at 10% due June 10, 2004	0	100,000

Advance payable to a related party (C)	0	40,000

Totals	425,000	1,127,481

-F 17-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 9 - Notes Payable (Continued)

	2004	2003

Less:
Unamortized discounts attributable to warrants and beneficial conversion rights issued with certain promissory notes payable	0	(60,368)

Current portion of notes payable	(400,000)	(281,000)

Notes payable - long-term portion	$25,000	$ 786,113

(A) The notes were convertible into shares of the Company's common stock at prices that ranged from $.50 to $1.00 per share. The Company issued notes in the principal amount of $78,500 and $127,481 in the years ended November 30, 2004 and 2003, respectively. In addition, the Company issued a total of 3,728,962 warrants to purchase common stock exercisable at $.50 per share to the lenders on the respective dates of the issuances of the notes including 241,962 and 423,250 in the years ended November 30, 2004 and 2003, respectively. These warrants may only be exercised if the note is converted. The Company initially increased additional paid-in capital by $127,236 in 2002, based on the estimated fair values of the warrants (the fair market values of warrants issued in 2003 and 2004 were not material) and reduced the carrying value of the convertible promissory notes payable by the same amount for the debt discount attributable to the fair value of the warrants. In addition, after the initial allocation of the loan proceeds to the relative fair values of the warrants and the notes in 2002, the fair value of the Company's common stock exceeded the effective conversion price of certain notes on their respective dates of issuance. Such excess, which represents beneficial conversion rights, totaled $39,837, which the Company recorded by increasing both debt discount and additional paid-in capital by that amount. The debt discount attributable to the warrants and the beneficial conversion rights was being amortized to interest expense over the term of the convertible notes. During 2004, notes with a carrying value of $224,376 ($205,981 of principal and $18,395 of accrued interest) were converted into 374,938 shares of common stock. During 2003, notes with a carrying value of $769,800 ($678,000 of principal and $91,800 of accrued interest) were converted into 1,028,666 shares of common stock.

(B) These notes are convertible into shares of the Company's common stock at prices that range from $.50 to $1.00 per share. During 2004, notes with a carrying value of $370,029 ($294,000 of principal and $76,029 of accrued interest) were converted into 401,938 shares of common stock. During 2003, notes with a carrying value of $181,937 ($157,000 of principal and $24,937 of accrued interest) were converted into 285,243 shares of common stock.

(C) This advance from a related party was converted in January 2004 into a convertible promissory note bearing interest at 10% that is included with the other outstanding convertible notes at November 30, 2004.

(D) The Company is obliged to register for resale under the Securities Act of 1933 all of the shares issued upon conversion of these notes and the exercise of warrants issued in connection with these notes.

-F 18-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 9 - Notes Payable (Continued)

Interest expense of $85,950 and $175,209 and amortization of debt discount of $60,368 and $251,351 were attributable to notes payable to related parties in the fiscal years ended November 30, 2004 and 2003, respectively.

The maturities of notes payable in years subsequent to November 30, 2004 are as follows:

Year Ending November 30	Amount

2005	$400,000
2006	25,000

Total	$425,000

Note 10 - Warrants

During the year ended November 30, 2003 an investor, who is also a director of a subsidiary of the Company, assisted the Company by finding a group of investors that purchased 10% convertible notes from the Company in the principal amount of $78,500 and, as a result, obtained the right to purchase a 10% convertible note from the Company in an equivalent principal amount under the same terms at anytime for one year following the receipt of the group's investment. On February 20, 2004, the investor exercised that right, and the Company received proceeds of $78,500 from the sale of the 10% convertible note, which would have required the payment of principal and interest in February 2007. Immediately upon issuance, the consultant exercised his right to convert the principal amount of the note into 157,000 shares of the Company's common stock at the stated conversion price of $0.50 per share. Pursuant to the agreement, the investor also received warrants to purchase 157,000 shares of the Company's common stock, which are exercisable at $.50 per share at anytime through February 2014.

In addition to the warrants to purchase 157,000 shares of the Company's common stock exercisable at $.50 per shares issued to the investor and warrants issued in connection with notes payable issued in the year ended November 30, 2004 described above, the Company issued warrants to purchase 139,333 shares of common stock for financial consulting services rendered at exercise prices ranging from $.30 to $.60 per share, warrants to purchase 1,000,000 shares of common stock in connection with the sale of convertible preferred stock and warrants to purchase 160,000 shares of common stock to the placement agent for the sale of the preferred stock during the year ended November 30, 2004. The warrants issued to the consultants will expire from January 2008 to January 2013. The Company recognized consulting fee expense of $ 402,437 for the fair value of the warrants determined using the Black-Scholes option pricing model. The warrants issued in connection with the sale of preferred stock will expire in July 2007. These warrants are exercisable at the lowest of (i) the average of the ten closing prices of the common stock on the OTC Bulletin Board during the 10 trading days immediately preceding the exercise date, or (ii) $1.00 per share which was the closing price of the common stock on July 13, 2004, the date of issuance of the warrants.

-F 19-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 10 - Warrants (Continued)

During the year ended November 30, 2004, 226,000 warrants were exercised at $.50 per share. No warrants were exercised during the year ended November 30, 2003. As of November 30, 2004 and November 30, 2003, warrants to purchase 5,268,546 and 4,324,583 shares of common stock were outstanding and exercisable at $.30 to $1.00 per share and $.30 to $.50 per share, respectively.

Note 11 - Preferred Stock

The Company's Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares of preferred stock. The Board of Directors has designated 20,000 shares as Series I convertible preferred stock. On July 13, 2004, the Company completed a private placement of Series I convertible preferred stock. A total of 20,000 shares were sold to accredited investors at a price of $100 per share. The Series I shares are convertible at any time into common stock at 80% of the average trading price of the lowest three inter-day trading prices of the common stock for the ten days preceding the conversion date, but at an exercise price of no more than $1.00 per share and no less than $.25 per share. The conversion of the Series I preferred stock is limited to 9.99% of the Company's common stock outstanding on the date of conversion. The Series I preferred stock does not have voting rights. The purchasers also received warrants to acquire up to 1,000,000 shares of the Company's common stock. The terms associated with the warrants are described in Note 10. In the event of any dissolution or winding up of the Company, whether voluntary or involuntary, holders of each outstanding share of Series I convertible preferred stock shall be entitled to be paid first out of the assets of the Company available for distribution to stockholders, an amount equal to $100 per share of Series I convertible preferred stock held. After such payment has been made in full, such holders of Series I convertible preferred stock shall be entitled to no further participation in the distribution of the assets of the Company.

Proceeds to the Company were $1,714,149, net of $285,851 of issuance costs, of which $902,388 was assigned to the 1,000,000 warrants, utilizing the Black-Scholes option pricing model. The terms associated with the warrants are described in Note 10. In connection with the issuance of the Series I convertible preferred stock and warrants, the Company recorded 1,721,144 related to the beneficial conversion feature on the Series I convertible preferred stock as a deemed dividend, which increased additional paid-in capital. The preferred stock issued included a beneficial conversion feature because the effective conversion price of the Series I convertible preferred stock was less than the fair value of the common stock on the date of issuance. The deemed dividend of $1,721,144 increased the loss applicable to common stockholders in the calculation of basic loss per common share.

During fiscal 2004, 2,000 shares of preferred stock were converted into 244,444 shares of common stock.

Note 12 - Common Stock Reserved for Future Issuance

At November 30, 2004 and 2003, the Company had reserved 9,642,211 and 7,077,086 shares of common stock, respectively, for potential future issuances upon exercise of outstanding warrants and options, and conversion of convertible notes payable outstanding as follows:

-F 20-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 12 - Common Stock Reserved for Future Issuance (Continued)

	November 30, 2004	November 30, 2003

Warrants (Note 10)	5,268,546	4,324,583
Stock options (Note 13)	1,500,600	1,639,667
Preferred stock (Note 11)	2,439,732	0
Convertible notes (Note 9)	433,333	1,112,836

Totals	9,642,211	7,077,086

At November 30, 2004, warrants to purchase 433,333 shares will become exercisable when related convertible notes payable are converted. All of the other warrants are exercisable in whole or in part, at any time and from time to time on or before the expiration date. These warrants are or will be exercisable at $.30 to $1.00 per share and expire at various dates from November 2005 through 2014.

Note 13 - Stock Compensation Plans

2000 Stock Incentive Plan: Effective February 15, 2000, the Company adopted a 2000 Stock Incentive Plan and a 2000 Employee Benefit Plan which authorizes the granting of shares and options to employees, outside directors, consultants, and vendors. The 2000 Stock Incentive Plan and 2000 Employee Benefit Plan were approved by shareholders at the May 2000 annual meeting. Under the Plans, awards are made in the form of restricted shares or options, which may constitute incentive stock options ("ISO") or nonstatutory stock options ("NSO"). Only employees of the Company are eligible for the grant of incentive stock options. The total number of options and restricted shares that could have been awarded under the 2000 Stock Incentive Plan initially was 1,000,000. As of the first day of each calendar year commencing January 1, 2001, this total will automatically increase by 2% of the total number of common shares then outstanding or 100,000 shares, whichever is less. The option price, number of shares, grant date, and vesting period are determined at the discretion of the Company's Board of Directors. The exercise price of each ISO granted under the plan must equal 100% of the market price of the Company's stock on the date of grant. The exercise price of each NSO grant under the plan cannot be less than 85% of the market price of the Company's stock on the date of grant. An option's maximum term is 10 years. As of November 30, 2004, the total number of options that were authorized for issuance under the 2000 Stock Incentive Plan had increased from 1,000,000 shares to 1,400,000. However, the Company has issued more options than were authorized under the 2000 Stock Incentive Plan. This was necessary to provide an incentive to key employees to stay with the Company or one of its subsidiaries. The Company obtained stockholders' approval for an increase in the number of options authorized for issuance at its stockholders' meeting.

-F 21-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 13 - Stock Compensation Plans (Continued)

2000 Employee Benefit Plan: On July 3, 2000, the Company filed with the Securities and Exchange Commission an S-8 registration statement (the "Registration Statement") in respect of its 2000 Employee Benefit Plan to register 7,000,000 shares of the Company's common stock issuable under the plan. One or more Performance Awards may be granted under the plan to any eligible person providing services to or for the Company. The value of such awards may be linked to the market value, book value or other measure of the value of the common stock or other specific performance criteria determined appropriate by the Board of Directors or the Compensation Committee (the "Committee"). The Board or the Committee may approve stock payments to eligible persons who elect to receive such payments in the manner determined by the Board or the Committee. The total number of shares that can be awarded under the 2000 Employee Benefit Plan is 7,000,000.

Prior to 2000, the Company had issued options with terms of up to 10 years and exercise prices of $.50 per share (the fair market value at the respective dates of grant) to various employees, officers and directors of the Company in return for various services rendered to the Company. None of these options remained outstanding at November 30, 2004 and 2003. Changes during the years ended November 30, 2004 and 2003 in stock options outstanding with respect to the 2000 plans for the Company were as follows:

	2004		2003

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding at beginning of year	1,639,667	$0.50	1,911,000	$0.60
Granted	100,000	$3.05	470,000	$0.45
Expired	(616,667)	$0.50	(252,700)	$0.60
Exercised	(102,400)	$1.00	(488,633)	$0.55

Options outstanding at end of year	1,020,600	$0.70	1,639,667	$0.55

Options exercisable at end of year	643,378		1,153,778

-F 22-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 13 - Stock Compensation Plans (Continued)

The following table summarizes information about stock options outstanding for the 2000 plans at November 30, 2004, all of which are at fixed prices:

Range of Exercise Prices	Number Outstanding At 11/30/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 11/30/04

$.30 - $.40	682,600	2.45 yrs	0.40	410,934
$.575 - $1.00	238,000	1.31 yrs	0.65	207,444
$2.55 - $3.50	100,000	2.17 yrs	3.05	25,000

	1,020,600			643,378

2004 Equity Incentive Plan: Effective June 16, 2004, the Company adopted an equity incentive plan, which authorizes the granting of stock awards to employees, directors, and consultants. The purpose of the plan is to provide a means by which eligible recipients of stock awards may be given the opportunity to benefit from increases in the value of the common stock through granting of incentive stock options, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other stock awards. The shares of common stock may be issued pursuant to stock awards shall not exceed in the aggregate 3,000,000 shares of common stock plus an annual increase to be added of the first day of each Company fiscal year, beginning in 2005 and ending in (and including) 2013, equal to the lesser of the following amounts: (a) 15% of the Company's outstanding shares of common stock on the day preceding the first day of such fiscal year; (b) 5,000,000 shares of common stock; or (c) an amount determined by the Board. Incentive stock options may be granted only to employees. The exercise price of each ISO granted under the plan must equal 100% of the market price of the Company's stock on the date of the grant. A 10% stockholder shall not be granted an incentive stock option unless the exercise price of such option is at least 110% of the fair market value of the common stock on the date of the grants and the option is not exercisable after the expiration of five years from the date of the grant. The Board, in its discretion, shall determine the exercise price of each nonstatutory stock option. An option's maximum term is 10 years.

-F 23-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 13 - Stock Compensation Plans (Continued)

Changes during the year ended November 30, 2004 in stock options outstanding with respect to the 2004 plan for the Company were as follows:

	Shares	Weighted Average Exercise Price

Options outstanding at beginning of year	0	$0.00
Granted	480,000	$1.30
Expired	0	$0.00
Exercised	0	$0.00

Options exercisable at end of year	480,000	$1.30

The following table summarizes information about stock options outstanding for the 2004 plan at November 30, 2004, all of which are at fixed prices:

Range Of Exercise Prices	Number Outstanding At 11/30/2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 11/30/2004

$1.05 - $2.50	480,000	4.79 yrs.	$1.30	42,500

SFAS 123 provides for the use of a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic value method of accounting prescribed by APB 25. Entities electing to continue to use the intrinsic value method must make pro forma disclosures of net income or loss and earnings or loss per share as if a fair value method of accounting had been applied. In accordance with SFAS 123 and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." The Company and Xenogenics, its subsidiary (see Note 14), have elected to continue to account for their stock options issued to employees under APB 25. Since the exercise price of all of the options granted by the Company and its subsidiary to their employees has been equal to or greater than fair value, the Company has not recognized any earned or unearned compensation cost in its consolidated financial statements in connection with those options. The Company's historical net loss and basic net loss per share, and pro forma net loss and basic net loss per share, for the years ended November 30, 2004 and 2003 assuming compensation cost had been determined based on the fair value of all options at the respective dates of grant using a pricing model consistent with the provisions of SFAS 123 are set forth below:

-F 24-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 13 - Stock Compensation Plans (Continued)

	2004	2003

Net loss applicable to common stockholders as reported	$(3,460,140)	$(1,984,053)
Stock-based employee compensation expense assuming a fair value based method has been used for all awards	148,230	248,082

Net loss - pro forma	$(3,608,370)	$(2,232,135)

Basic loss per share as reported	$(0.14)	$(0.09)

Basic loss per share - pro forma under SFAS 123	$(0.15)	$(0.11)

The fair value of each option granted by the Company was estimated on the date of grant using the Black-Scholes option pricing model, as permitted by SFAS 123, with the following weighted-average assumptions used for the years ended November 30, 2004 and 2003 as follows:

-F 25-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 13 - Stock Compensation Plans (Continued)

	2004	2003

Dividend yield	0%	0%
Expected volatility	135%	84%
Risk-free interest rate	2.9%	2.9%
Expected lives	5.0 years	3.0 years

In December 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 123(R)("SFAS 123R"), "Share Based Payments", which amends SFAS 123 and will be effective for public companies that are small business filers for interim or annual periods beginning after December 15, 2005. The new standard will require us to expense employee stock options and other share-based payments. The FASB believes the use of a binomial lattice model for option valuation is capable of more fully reflecting certain characteristics of employee share options compared to the Black-Scholes options pricing model. The new standard may be adopted in one of three ways - the modified prospective transition method, a variation of the modified prospective transition method or the modified retrospective transition method. We are currently evaluating how we will adopt the standard and evaluating the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations.

Note 14- Xenogenics Subsidiary and Minority Interest

As of November 30, 2004 and 2003, the Company owned 56.4% of the 2,659,004 outstanding common shares of Xenogenics, one of its subsidiaries.

Xenogenics had options to acquire 211,556 shares at $1.00 per share outstanding as of November 30, 2004 and 2003. The options had a weighted average contractual life of 2.5 years as of November 30, 2004.

Note 15- Subsequent Events

(a) Private Placement. On February 11, 2005 the Company completed a private placement offering. Pursuant to subscription agreements, originally signed on January 29, 2005 and subsequently amended on February 11, 2005, with 11 accredited investors, the Company received an aggregate of $4,000,000 and issued an aggregate of 5,333,333 shares of common stock; three year warrants to purchase an aggregate of 3,600,000 shares of stock at $1.00 per share; and three year warrants to purchase an aggregate of 1,600,000 shares of common stock at $1.50 per share, pursuant to Regulation D of the Securities Act of 1933, as amended. In connection with the offering, the Company entered into a registration rights agreement with the investors and agreed to file a registration statement for the resale of the common stock and the shares issuable upon exercise of the warrants within 90 days of the date of the agreement. Pursuant to the terms of the registration rights agreement, the Company is required to have the registration statement declared effective by the Securities and Exchange Commission within 150 days from the date of filing. Effective February 11, 2005 in conjunction with this offering the Company entered into a series of standstill agreements, originally signed on January 29, 2005 and subsequently amended on February 11, 2005, with 27 of its security holders, including seven members of the Board of Directors, wherein the security holders have agreed not to exercise an aggregate of 5,127,100 options and warrants to purchase shares of common stock, until such time as the Company has obtained stockholder approval to amend its certificate of incorporation to provide for additional authorized shares of common stock.

-F 26-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended November 30, 2004 and 2003 (Continued)

Note 15- Subsequent Events (Continued)

(b) Consulting Agreement. The Company also entered into an agreement on January 29, 2005, subject to the completion of the private placement described above, with Anthony J. Cataldo to serve as the Company's non-executive Co-Chairman of the Board and to provide consulting services in the field of fundraising on behalf of the Company. The agreement is for a term of three years and provides for Mr. Cataldo to receive a non-statutory stock option to purchase 50,000 shares of the Company's common stock at an exercise price of $1.40 per share. Additionally, Mr. Cataldo will receive a monthly cash consulting fee of $15,000 and a one-time cash payment of $150,000 as compensation for services performed in connection with capital fundraising by the Company. Mr. Cataldo also was granted a five-year warrant to purchase 2,000,000 shares of the Company's common stock at $1.40 per share. One half of the warrants become exercisable in equal monthly installments over the three year vesting period and the remainder become exercisable within 30 days of the Company closing an additional equity financing arranged by Mr. Cataldo of at least $10,000,000, provided that the warrant will not be exercisable until the Company's shareholders approve an increase in the Company's authorized common stock.

(c) Employment Agreement. As of February 1, 2005, subject to the completion of the private placement described above, the Company entered into an agreement with Stephen Chang, Ph. D. to serve as the Company's President. The agreement provides that Dr. Chang will be employed at will by the Company, however in the event that the Company terminates the agreement without cause or Dr. Chang terminates the agreement for good reason, as set forth in the agreement, Dr. Chang will be entitled to receive severance pay in the form of 6 months compensation. The agreement further provides that Dr. Chang will receive $15,000 per month comprised of $10,000 in cash and $5,000 per month in shares of the Company's common stock issued under the 2004 Equity Incentive Plan (the "Plan"), calculated at the fair market value on the date of grant on a quarterly basis. The agreement also provides for Dr. Chang to receive incentive stock options to purchase 1,000,000 shares of the Company's common stock at an exercise price of $1.40 per share (the" Option"), the fair market value of the Company's common stock on date of grant, under the Company's Plan. Subject to the terms of the Plan, the Option will be exercisable for a period of five years and vest monthly over a three year term as of the effective date of the agreement in equal increments.

(d) Reverse Stock Split On May 18, 2005, the Company's stockholders approved a one - for - five stock split for its common stock. As a result, stockholders of record at the close of business on May 18, 2005 received one share of common stock for every five shares held. Common stock, additional paid-in capital and all share and per share date have been restated in the accompanying consolidated financial statements and these notes to reflect the effects of the reverse stock split, $808,199 was transferred from the Company's common stock account and such amount was credited to the Company's additional paid-in capital account effective as of December 1, 2002.

-F 27-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31, 2005	November 30, 2004
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$2,931,516	$1,311,879
Marketable securities	1,501,564	0
Accounts, royalties and interest receivable	78,412	94,518
Notes receivable	0	595,000
Other current assets	190,676	35,143

Total current assets	4,702,168	2,036,540

Equipment and improvements, net	97,517	106,078
License agreement, net of accumulated amortization of $491,102 and $424,886, respectively	1,942,291	2,008,507
Other assets	75,476	98,142

Total Assets	$6,817,452	$4,249,267

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$641,717	$478,310
Current portion of related party notes payable	400,000	400,000
Current portion of deferred income	119,486	119,486
Other current liabilities	150,904	130,959

Total current liabilities	1,312,107	1,128,755

Non-current liabilities:
Notes payable, net of current portion	0	25,000
Deferred income, net of current portion	535,990	595,733
Other liabilities	0	4,733

Total non-current liabilities	535,990	625,466

Total liabilities	1,848,097	1,754,221

Minority interest	129,882	142,788

Commitments and contingencies
Stockholders' equity:
Preferred stock, $.01 par value: 1,000,0000 shares authorized, 15,000 and 18,000 shares designated as Series I Convertible Preferred stock issued and outstanding, respectively, liquidation value $100 per share	150	180
Common stock, $.01 par value: 200,000,000 shares authorized, 31,593,064 and 25,096,688 shares issued and outstanding, respectively	315,930	250,966
Additional paid-in capital	28,325,275	22,788,234
Deferred compensation costs	(1,312,336)	0
Accumulated deficit	(22,488,085)	(20,687,122)
Accumulated other comprehensive loss	(1,461)	0

Total stockholders' equity	4,839,473	2,352,258

Total Liabilities and Stockholders' Equity	$6,817,452	$4,249,267

See accompanying notes to condensed consolidated financial statements.

-F 28-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Three Months Ended May 31, 2005 and 2004

	2005	2004

Revenue	$39,693	$176,299

Operating expenses:
Selling, general and administrative	1,032,636	358,207
Research and development	236,031	117,328
Depreciation and amortization	39,506	40,777

Total operating expenses	1,308,173	516,312

Operating loss	(1,268,480)	(340,013)

Other income (expense):
Gain on sale of property	132,169	0
Loss on abandonment of leasehold improvements	(14,286)	0
Interest and dividend income	32,238	17,650
Interest expense	(10,275)	(24,560)
Amortization of discount on notes payable	0	(12,926)
Amortization of discount on notes receivable	0	7,500
Minority interest in net loss of subsidiary	9,284	0

Total other income (expense)	149,130	(12,336)

Net loss	$(1,119,350)	$(352,349)

Basic and diluted net loss per share	$(0.04)	$(0.01)

Weighted average number of common shares outstanding	31,562,858	24,294,843

See accompanying notes to condensed consolidated financial statements.

-F 29-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Six Months Ended May 31, 2005 and 2004

	2005	2004

Revenue	$81,515	$358,173

Operating expenses:
Selling, general and administrative	1,608,967	926,647
Research and development	351,851	341,626
Depreciation and amortization	79,506	81,552

Total operating expenses	2,040,324	1,349,825

Operating loss	(1,958,809)	(991,652)

Other income (expense):
Gain on sale of property	132,169	0
Loss on abandonment of leasehold improvements	(14,286)	0
Interest and dividend income	42,462	37,083
Interest expense	(20,405)	(47,073)
Amortization of discount on notes payable	0	(26,481)
Amortization of discount on notes receivable	5,000	15,000
Minority interest in net loss of subsidiary	12,906	0

Total other income (expense)	157,846	(21,471)

Net loss	$(1,800,963)	$(1,013,123)

Basic and diluted net loss per share	$(0.06)	$(0.04)

Weighted average number of common shares outstanding	29,368,424	24,012,547

See accompanying notes to condensed consolidated financial statements.

-F 30-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, Inc. and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (UNAUDITED)
For the Six months Ended May 31, 2005

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Additional Paid-in Capital	Deferred Compensation Costs	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity

Balance, December 1, 2004, as adjusted for reverse split	18,000	$180	25,096,688	$250,966	$22,788,234		$(20,687,122)		$2,352,258
Proceeds from issuance of common stock, net			5,333,333	53,333	3,388,388				3,441,721
Conversion of preferred stock	(3,000)	(30)	300,000	3,000	(2,970)				0
Issuance of common stock for services			88,161	882	69,648				70,530
Options issued for services					150,387				150,387
Warrants issued for services					1,559,337	$(1,476,376)			82,961
Conversion of convertible notes and interest payable			40,000	400	29,600				30,000
Warrants exercised			734,882	7,349	342,651				350,000
Amortization of deferred compensation						164,040			164,040
Net loss							(1,800,963)(A)		(1,800,963)
Unrealized loss on marketable equity securities								$(1,461)	(1,461)

Balance, May 31, 2005	15,000	$150	31,593,064	$315,930	$28,325,275	$(1,312,336)	$(22,488,085)	$(1,461)	$4,839,473

(A) Comprehensive net loss (net loss plus unrealized loss on marketable equity securities) for the three and six months ended May 31, 2005 was $1,120,811 and $1,802,424, respectively.

See accompanying notes to condensed consolidated financial statements.

-F 31-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Six Months Ended May 31, 2005 and 2004

	2005	2004

Cash flows from operating activities:
Net loss	$(1,800,963)	$(1,013,123)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	79,506	81,552
Amortization of discount on notes receivable	(5,000)	(15,000)
Amortization of discount on notes payable	0	26,481
Amortization of deferred compensation	164,040	24,916
Common stock issued for services	70,530	131,581
Warrants issued for services	41,478	413,300
Options issued for services	150,387	0
Minority interest in net loss of subsidiary	(12,906)	0
Loss on abandonment of leasehold improvements	14,286	0
Gain on sale of property	(132,169)	0
Changes in operating assets and liabilities:
Accounts, royalties and interest receivables	16,106	4,586
Other current assets	(114,050)	13,349
Other assets	(21,749)	15,000
Accounts payable and accrued expenses	337,491	(129,388)
Other current liabilities	19,945	(14,840)
Deferred income	(59,743)	(352,598)
Other liabilities	267	(8,419)

Net cash used in operating activities	(1,252,544)	(822,603)

Cash flows from investing activities:
Purchase of marketable equity securities	(1,503,025)	0
Purchase of equipment	(19,015)	(4,279)
Proceeds from sale of property	2,500	0
Principal payments on notes receivable	600,000	0

Net cash used in investing activities	(919,540)	(4,279)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	3,441,721	0
Proceeds from notes payable	0	78,500
Payments of notes payable	0	(146,000)
Proceeds from exercise of stock options and warrants	350,000	215,710

Net cash provided by financing activities	3,791,721	148,210

Net increase (decrease) in cash and cash equivalents	1,619,637	(678,672)
Cash and cash equivalents, beginning of period	1,311,879	1,058,960

Cash and cash equivalents, end of period	$2,931,516	$380,288

See accompanying notes to condensed consolidated financial statements.

-F 32-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) CONTINUED
For the Six Months Ended May 31, 2005 and 2004

	2005	2004

Supplemental information - non-cash transactions:
Deferred compensation arising from issuance of warrants to consultant	$1,476,376	$0
Conversion of convertible notes payable and accrued interest into common stock	$30,000	$302,254
Other current assets arising from issuance of warrants to consultant	$82,961	$0
Accrued real estate taxes assumed by buyer in sale of real estate	$174,084	$0

See accompanying notes to condensed consolidated financial statements.

-F 33-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements and related notes of MultiCell Technologies, Inc. (formerly Exten Industries, Inc. prior to April 1, 2004) and its subsidiaries (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for interim financial statements. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation have been included. It is suggested that these condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements and notes thereto (the "Audited Financial Statements") also included in this prospectus. The results of operations for the three and six month period ended May 31, 2005 are not necessarily indicative of the operating results for the fiscal year ending November 30, 2005.

REVERSE STOCK SPLIT

On May 18, 2005, the Company's stockholders approved a one-for-five reverse stock split for its common stock. As a result, stockholders of record at the close of business on May 18, 2005 received one share of common stock for every five shares held. Pursuant to the foregoing reverse stock split, $1,263,721 was transferred from the Company's common stock account and such amount was credited to the Company's additional paid-in capital account. Common stock, additional paid-in capital and share and per share data for prior periods have been restated to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.

REVENUE RECOGNITION

The Company's revenues have been generated primarily from contractual research activities and royalties on the license for the sale of cells through its sale and distribution agreement with XenoTech, LLC ("XenoTech") (see Note 6 in the Audited Financial Statements). Management believes such sources of revenue will be part of the Company's ongoing operations. The Company applies the guidance provided by SEC Staff Accounting Bulletin Topic 13, "Revenue Recognition" ("Topic 13"). Under the provisions of Topic 13, the Company recognizes revenue from commercial and government research agreements as services are performed, provided a contractual arrangement exists, the contract price is fixed or determinable and the collection of the contractual amounts is reasonably assured. In situations where the Company receives payment in advance of the performance of services, such amounts are deferred and recognized as revenue as the related services are performed. Deferred revenues associated with services expected to be performed within the 12 - month period subsequent to the balance sheet date are classified as a current liability. Deferred revenues associated with services expected to be performed at a later date are classified as non-current liabilities.

Prior to December 1, 2004, the Company had recognized revenues under the XenoTech agreement based on the minimum royalty amount for each period because it had received a prepayment of a substantial portion of the amount due. XenoTech is required to pay a $2.1 million minimum royalty amount for the current fiscal year as a condition of its exclusivity. Since XenoTech could elect to give up its exclusive rights, the collection of the contractual amount is no longer reasonably assured and, in accordance with Topic 13, commencing December 1, 2004, the Company began recognizing revenues under the XenoTech agreement based on the agreement's royalty percentage applied to XenoTech's actual sales for the period instead of the minimum royalty amount. The Company is currently in discussions with XenoTech relative to the status of the minimum royalties for the remaining contract period.

-F 34-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION (continued)

As of November 30, 2004, a receivable of $94,518 representing the balance due under the minimum royalty through that date of $100,000 less actual royalty payments of $5,482 received from XenoTech was recorded. During the period ended May 31, 2005, the Company entered into an agreement with XenoTech whereby a credit of $47,000 was applied against this receivable (and charged to selling and administrative expenses) as the Company's share of cost associated with the launch by XenoTech of the shrink wrap version of the Company's product. The Company will receive the remaining amount due in the form of XenoTech's products and services.

COMPREHENSIVE LOSS

Comprehensive loss, which is reported on the accompanying condensed consolidated statement of stockholders' equity as a component of accumulated other comprehensive loss, consists of net loss and other gains and losses affecting stockholders' equity that, under accounting principles generally accepted in the United States of America, are excluded from net loss. For the Company, comprehensive loss consisted of the unrealized holding gains and losses on the Company's available-for-sale marketable securities at May 31, 2005.

2. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest totaled $10,130 and $33,413 for the six month period ended May 31, 2005 and 2004, respectively.

3. NOTES PAYABLE

Notes payable as of November 30, 2004 of $425,000 was comprised of two convertible notes payable to related parties with interest at 10%, due on varying dates in 2004 and 2005 (see Note 9 in the Audited Financial Statements). During the six months ended May 31, 2005, one of the convertible notes with a principal balance of $25,000 plus accrued interest of $5,000 was converted into 40,000 shares of the Company's common stock at a conversion price of $.75 per share.

As of May 31, 2005, the Company had reserved 550,904 shares of common stock for issuance upon conversion of the remaining related party note payable with a carrying value of $400,000 and accrued interest of $150,904 at a conversion price of $1.00 per share.

4. PREFERRED STOCK

The Company's Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares of preferred stock. The Board of Directors designated 20,000 shares as Series I convertible preferred stock. On July 13, 2004, the Company completed a private placement of Series I convertible preferred stock. A total of 20,000 Series I shares were sold to accredited investors at a price of $100 per share. The Series I shares are convertible at any time into common stock at 80% of the average trading price of the lowest three inter-day trading prices of the common stock for the ten days preceding the conversion date, but at an exercise price of no more than $1.00 per share and no less than $.25 per share. The conversion of the Series I preferred stock is limited to 9.99% of the Company's common stock outstanding on the date of conversion. The Series I preferred stock does not have voting rights. The purchasers also received warrants to acquire up to 1,000,000 shares of the Company's common stock. The terms associated with the warrants are described in Note 7 herein. In the event of any dissolution or winding up of the Company, whether voluntary or involuntary, holders of each outstanding share of Series I preferred stock shall be entitled to be paid first out of the assets of the Company available for distribution to stockholders, an amount equal to $100 per share of Series I convertible preferred stock held. After such payment has been made in full, such holders of Series I convertible preferred stock shall be entitled to no further participation in the distribution of the assets of the Company.

-F 35-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. PREFERRED STOCK (continued)

During the six months ended May 31, 2005, the preferred stockholders converted 3,000 preferred shares into 300,000 shares of common stock at a conversion price of $1.00 per share. As of May 31, 2005, the Company had reserved 1,500,000 shares of common stock for issuance upon conversion of the remaining 15,000 outstanding shares of preferred stock.

5. MARKETABLE SECURITIES

Investments in marketable securities at May 31, 2005 are summarized as follows:

	Cost	Market Value	Unrealized Holding Gain (Loss)

Equities	$350,000	$350,000
Government Agency Bonds	348,255	349,562	$1,307
Corporate Bonds	804,770	802,002	(2,768)

Total	$1,503,025	$1,501,564	$(1,461)

The Company has determined that all of its investment securities are to be classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized holding gain (loss) reported in stockholders' equity under the caption "Accumulated Other Comprehensive Loss".

6. COMMON STOCK, STOCK OPTIONS AND LOSS PER SHARE

On February 11, 2005, the Company completed a private placement offering pursuant to Regulation D of the Securities Act of 1933, as amended. Pursuant to subscription agreements, originally signed on January 29, 2005 and subsequently amended on February 11, 2005, with 11 accredited investors, the Company received an aggregate of $4,000,000 and issued an aggregate of 5,333,333 shares of common stock; three year warrants to purchase an aggregate of 3,600,000 shares of common stock at $1.00 per share and three year warrants to purchase an aggregate of 1,600,000 shares of common stock at $1.50 per share. After deducting issuance costs of $558,279, the Company received net proceeds of $3,441,721. In connection with the offering, the Company entered into a registration rights agreement with the investors and filed a registration statement on May 12, 2005 for the resale of the common stock and the shares issuable upon exercise of the warrants. Pursuant to the terms of the registration rights agreement, the Company is required to have the registration statement declared effective by the Securities and Exchange Commission within 150 days from the date of filing.

During the six months ended May 31, 2005, the Company issued 88,161 shares of common stock for directors and professional fees totaling $70,530 based on the market value of the shares at the date of issuance.

During the six months ended May 31, 2005, the Company granted options to purchase 1,240,000 shares of common stock to three officers at exercise prices ranging from $.80 to $1.40 per share including options to purchase 200,000 shares in connection with the employment agreement described in Note 11 herein. During the same period, the Company granted options to purchase 60,000 shares of common stock to two consultants at exercise prices ranging from $.80 to $2.00 per share. The Company also granted options to purchase 50,000 shares of common stock to a member of the Company's Board of Directors at an exercise price of $1.10 per share. The Company recorded aggregate charges of $150,387 to selling, general and administrative expenses during the six months ended May 31, 2005 based on the fair value of the options issued to the consultants and directors as determined by the Black- Scholes option pricing model.

-F 36-

___________________________________________________________________________

MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. COMMON STOCK, STOCK OPTIONS AND LOSS PER SHARE (continued)

Changes during the six months ended May 31, 2005 in stock options outstanding for the Company were as follows:

Options outstanding at November 30, 2004	1,500,600
Granted	1,400,000

Options outstanding at May 31, 2005	2,900,600

The Company accounts for stock options granted to employees based on their intrinsic values under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees, and Related Interpretations", and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", and the provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123" (see Note 13 in the Audited Financial Statements). Since the exercise price of certain of the options granted by the Company and its subsidiary to their employees has been equal to or greater than fair value, the Company has not recognized any earned or unearned compensation cost in its consolidated financial statements in connection with those options. The Company's historical net loss, basic and diluted net loss per share, pro forma net loss and basic and diluted pro forma net loss per share for the three and six months ended May 31, 2005 and 2004 assuming compensation cost has been determined based on the fair value of all options at the respective dates of grant using a pricing model consistent with the provisions of SFAS 123 and amortized over the vesting period are set forth below:

	Three months ended		Six months ended

	May 31, 2005	May 31, 2004	May 31, 2005	May 31, 2004

Net loss as reported	$(1,119,350)	$(352,349)	$(1,800,963)	$(1,013,123)
Stock-based employee compensation expense assuming a fair value based method had been used for all awards	(18,596)	(42,773)	(37,191)	(85,546)
Net loss - pro forma	$(1,137,946)	$(395,122)	$(1,838,154)	$(1,098,669)

Net loss per share as reported	$(.04)	$(.01)	$(.06)	$(.04)
Basic loss per share - pro forma	$(.04)	$(.02)	$(.06)	$(.05)

The fair value of each option granted by the Company for the pro forma computations above and each warrant issued by the Company for consulting services (see Note 7 herein) during the six months ended May 31, 2005 was determined using the Black-Scholes option pricing method with the following weighted average assumptions: dividend yield at 0%, expected volatility raging from 59% to 97%, risk-free interest rate raging from 1.34% to 2.91%, and expected lives of 5 years.

As a result of amendments to SFAS 123, the Company will be required to expense the fair value of employee stock options over the vesting period beginning with its first fiscal quarter of the fiscal year ending November 30, 2007.

The Company incurred losses for the three and six months ended May 31, 2005 and 2004. The assumed effects on loss per share of the exercise of outstanding stock options and warrants and the conversion of convertible notes payable and convertible preferred stock were anti-dilutive and, accordingly, diluted per share amounts equal basic loss per common share amounts. The total number of common shares potentially issuable upon exercise or conversion excluded from the calculation of diluted loss per share was 16,720,050 and 6,790,759 as of May 31, 2005 and 2004, respectively.

-F 37-

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MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. WARRANTS

On December 7, 2004, the Board of Directors voted to approve the issuance of 110,000 three year warrants at $.05 per share to an investor relations firm for consulting services to be rendered over a twelve month period commencing December 1, 2004. The fair value of the warrants determined using the Black-Sholes option pricing model was $82,961. This amount will be recognized as a charge to expense over a twelve month period commencing December 1, 2004.

In addition, in February 2005, as consideration for consulting services over a three year contract period, the Company issued to its non-executive Co-Chairman of the Board a five-year warrant to purchase 2,000,000 shares of the Company's common stock at $1.40 per share. The warrants become exercisable in equal monthly installments over a three year vesting period. Vesting will be accelerated on one half of the warrants to within 30 days of the Company closing an additional equity financing arranged by the non- executive Co- Chairman of the Board of at least $10,000,000. The Company recognized deferred compensation of $1,476,376 for the fair value of the warrants determined using the Black-Sholes option pricing model. The compensation will be recognized as a charge to expense ratably over the three year contract period commencing February 1, 2005.

As explained above and in Note 6 herein, during the six months ended May 31, 2005, total of 5,200,000 warrants were issued to investors in the February 2005 private offering at exercise prices ranging from $1.00 to $1.50 per share, a total of 2,000,000 warrants were issued to a consultant and member of the Board of Directors at an exercise price of $1.40 per share and 110,000 warrants were issued to a consultant at an exercise price of $.50 per share. During the period, 650,000 warrants were exercised at prices ranging from $.50 to $.60 per share. Also during the six months ended May 31, 2005, 160,000 warrants with an aggregate exercise price of $160,000 were exchanged in a cashless transaction for 84,882 shares. As of May 31, 2005, warrants to purchase 11,768,546 shares of common stock were outstanding and exercisable at $.05 to $1.50 per share.

8. GRANT INCOME

In July 2003, the Company was awarded a grant by the National Institutes of Health to improve the function of the Company's cell line. The Company began the project in July, 2004. The total federal award amounted to $139,314. The project period expired on December 31, 2004. During the six months ended May 31, 2005, the Company received $36,256 under the grant and has accounted for this as an offset to research and development expenses for the period.

9. LEASE AGREEMENT

On April 6, 2005, the Company entered into a three year sublease agreement for new research and administrative facilities. Basic rental commitments under the sublease agreement in each of the three years in the period ending April 6, 2008 are $82,883, $100,296 and $105,868 respectively. The sublease agreement also provides for an optional three year renewal period.

As a result of the relocation of operations during the three months ended May 31, 2005, the Company recognized a loss associated with the abandonment of leasehold improvements of $14,286.

10. REAL ESTATE HELD FOR SALE

The Company owned a parcel of undeveloped land near the Grand Canyon. During the three months ended May 31, 2005, the Company sold lots with a carrying value of $44,415 for $2,500 in cash and the buyer's assumption of the applicable unpaid property taxes in the amount of $174,084. As a result of this transaction the Company recorded a gain on sale of property of $132,169.

11. EMPLOYMENT AGREEMENT FOR RONALD A. FARIS

On May 26, 2005, the Company executed a new employment agreement with Ronald Faris, Ph.D., continuing his employment as Senior Vice President and Chief Science Officer. The agreement is for a term of three years and

-F 38-

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MULTICELL TECHNOLOGIES, INC. and SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EMPLOYMENT AGREEMENT FOR RONALD A. FARIS (continued)

may be cancelled by Dr. Faris or by the Company at any time. The agreement provides for a base salary of $175,000 per year plus participation in the Company's bonus and compensation programs for executive management, if and when established. In addition, Dr. Faris received a stock option (the "Option") to purchase 200,000 shares of the Company's common stock, at an exercise price of $1.40 per share. The Option will be exercisable for a period of five years and vest monthly over the three year term of the agreement in equal increments of one thirty-sixth. The agreement also provides that Dr. Faris shall be eligible to participate in any executive benefit plan made available to the Company's executive or key management employees, including paid vacation and medical insurance.

In the event Dr. Faris is terminated without cause (as defined in the agreement) or he terminates his employment for good reason (as defined in the agreement), Dr. Faris is entitled to receive severance pay equal to six months of his base salary then in effect. In addition, for a period of one year after his employment with the Company ends, Dr Faris has agreed not to solicit the Company's employees, consultants, customers, suppliers or distributors.

-F 39

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You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

		Common Stock
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TABLE OF CONTENTS

SUMMARY INFORMATION	5	_________________ PROSPECTUS _________________ Dated October 10, 2005
RISK FACTORS	6
FORWARD-LOOKING STATEMENTS	9
USE OF PROCEEDS	10
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	10
DESCRIPTION OF BUSINESS	11
DESCRIPTION OF PROPERTY	17
MANAGEMENT'S DISCUSSION AND ANALYSIS	18
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	23
EXECUTIVE COMPENSATION	24
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	27
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	28
DESCRIPTION OF SECURITIES	28
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	29
PLAN OF DISTRIBUTION	30
SELLING STOCKHOLDERS	31
LEGAL PROCEEDINGS	34
EXPERTS	35
INTEREST OF NAMED EXPERTS AND COUNSEL	35
AVAILABLE INFORMATION	35
INDEX TO FINANCIAL STATEMENTS	36

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